FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 001-12518

BANCO SANTANDER CENTRAL HISPANO, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Grupo Santander 4th quarter 2003 Report
2.	Activity and Results Year 2003

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ITEM 1

Quarterly Report 2003

Grupo Santander

Hispano

Santander Central Hispano

January | February | March | April | May | June | July | August | September | October | November | December

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Key consolidated data

Key consolidated data

Balance sheet (Million euros)	2003	2002	Var. (%)	2001

Total assets	351,568.6	324,208.1	8.44	358,137.5

Loans	172,504.5	162,973.0	5.85	173,822.0

Total customer funds	323,900.8	304,893.0	6.23	331,378.9

On-balance sheet	214,997.9	211,555.1	1.63	236,132.4
Off-balance sheet	108,903.0	93,337.9	16.68	95,246.5

Shareholders' equity	18,363.7	17,594.2	4.37	19,128.4

Total managed funds	460,471.6	417,546.0	10.28	453,384.0

Solvency and NPL ratios (%)

BIS ratio	12.43	12.64		12.04

Tier I	8.26	8.01		8.01

NPL ratio	1.55	1.89		1.86

NPL coverage	165.19	139.94		143.32

Income statement (Million euros)

Net interest revenue	7,958.3	9,358.7	(14.96)	10,256.8

Basic revenue	12,128.9	13,647.9	(11.13)	14,878.5

Net operating income	5,720.7	5,565.8	2.78	5,944.5

Net attributable income (cash-basis*)	3,133.3	2,902.9	7.94	3,128.6

Net attributable income	2,610.8	2,247.2	16.18	2,486.3

Profitability and efficiency (%)

Efficiency ratio **	49.34	52.28		53.98

ROA	0.95	0.81		0.94

ROE (cash-basis*)	17.37	16.04		17.44

ROE	14.48	12.42		13.86

Market capitalization and the share

Shares outstanding (millions at period end)	4,768	4,768		4,659

Share price (euro)	9.39	6.54		9.41

Market capitalization (millions)	44,775.3	31,185.4		43,844.6

EPS (cash-basis*) (euro)	0.6571	0.6139		0.6854

EPS (euro)	0.5475	0.4753		0.5447

P/E ratio (market capitalization / net attributable income)	17.15	13.88		17.63

Other data

Shareholders (number)	1,075,733	1,092,193		981,408

Number of employees	103,038	104,178		115,706

Spain	34,968	35,887		40,741

Abroad	68,070	68,291		74,965

Number of branches	9,199	9,281		9,951

Spain	4,369	4,314		4,707

Abroad	4,830	4,967		5,244

(*).- Before ordinary goodwill amortization.
(**).- Personnel & general expenses / Net operating revenue.
Note: The information in this document, as we went to press, was being audited and there could be some changes. However, the consolidated accounts have been drawn up on the basis of generally accepted accounting principles and criteria.

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Contents	4	Activity in 2003

	7	Consolidated financial report

	21	Risk management

	25	Analysis by business areas

	48	The Santander Central Hispano share

Santander Group | January - December 2003  3

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Activity in 2003

The Santander Group generated net attributable income of EUR 2,610.8 million in 2003, 16.2% higher than in 2002, surpassing the forecast set for the year and achieving a new record. On a cash basis net attributable income was EUR 3,133.3 million.

The main drivers were the good performance of businesses and most recurrent revenues, with a trend of gradual improvement during the year. Net interest revenue excluding dividends and net fees and commissions for the fourth quarter were higher again than in the previous quarter, making basic revenue the highest of the year. The least recurring revenue was used to strengthen the balance sheet through early amortization of goodwill. Net attributable income in the fourth quarter was 6.8% higher than in the third and 29.6% more than in the same period of 2002.

European Retail Banking, spurred by the greater business activity and by cost control in our networks in Spain, and the high generation of income from Consumer Finance, increased its net attributable income by 12.5%. Of note in Latin America was the better performance of business in local currency terms in the fourth quarter, due largely to Brazil and Chile, in line with the region’s better prospects. The region’s net attributable income, measured in US dollars, was 14.3% higher. The year-on-year comparisons for the global areas also continued to improve, particularly Asset Management in Spain and Global Wholesale Banking.

The Group achieved significant advances in profitability, efficiency, credit quality ratios and solvency.

The Group also amortized all of the remaining goodwill of Banespa, meeting its commitment to do so in less than five years. This commitment would not have been possible in the future because of the rule that regulates the first application of the International Accounting Standards (IAS).

As a result of these achievements and Brazil’s better outlook, Moody’s and Fitch Ratings in 2003 and Standard & Poor’s in January 2004 lifted the Group’s ratings and those of its main subsidiaries.

Good business performance

The increased activity in Spain of the business networks, with key products growing at a faster pace than the market as a whole, higher fees and commissions and strict management of costs and risks offset the pressure of lower interest rates on customer spreads. Santander Central Hispano Retail Banking doubled its new mortgages in the fourth quarter over the same period of 2002 after extending its “Super Oportunidad” campaign, which produced a gain in market share. Lending to companies grew 23% year-on-year and the capturing of funds was fuelled by strong growth in mutual and pension funds.

The greater volume of business and defence of customer spreads improved revenues. Net interest revenue was flat and net fees and commissions rose 15.0%, while costs continued to fall. Net operating income and net attributable income were 19.8% and 17.9% higher, respectively, than in 2002.

Banesto’s performance was very positive as well, reflecting its own high growth business model. Of note was the sharp rise in lending, which increased more than the market average, and was focused on mortgages (growth of around 40% year-on-year), SMEs and cards. There was also excellent growth in funds, driven by the success of mutual funds and by the management of business obtained after winning the contract to manage the deposits of Spain’s judicial system. New measures were taken in the fourth quarter to boost business, such as winning IATA’s contract to handle the clearing and settlement of airline tickets, which will give the bank access to new flows of business.

Stronger business, stable costs and strict management of credit risk pushed up net operating income and income before taxes by 13.7% and 10.7%, respectively. As well as these results, the success of the strategy was underscored by investor interest in the Banesto share which joined the Ibex-35 index at the start of 2004.

In Portugal the Group managed to reduce the impact of recession on banking activity. The shift towards products generating commissions, together with reduction of costs and strict management of risks, increased net operating income by 3.3% and net attributable income by 12.5%.

The volume of non-performing loans was stable and coverage increased, and market share continued to be gained in key products (mortgages and funds). The Group’s management was recognized again with Best Bank awards in Portugal (Exame, Euromoney, The Banker).

Consumer Finance in Europe registered a strong rise in income, backed by greater business volumes (new loans increased 14%), higher spreads and contained costs. Net operating income grew by more than 30% and net attributable income by 24.2%. The performance was particularly noteworthy in Germany, where CC-Bank merged with Santander Direkt Bank, enabling it to improve its funding structure.

In US dollars, the currency in which the region is managed, Latin America generated net attributable income of US$1,488.9 million, 14.3% more than in 2002 (EUR 1,318.5 million, 4.6% less). The region is showing greater stability and lower sovereign risk, but growth in GDP and banking activity is still moderate, although there are opportunities in certain niches and products. In this environment, our position in key markets and segments enabled the Group to perform adequately in local currency terms, although in converting to euros or dollars the impact of depreciations is still negative.

Brazil’s retail banking performance was good. This was the result of the generation by Santander Banespa of higher

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revenue in local currency terms, due to stronger business, the drive in fees and commissions and the greater return from the markets, combined with flat costs (taking into account the inflation rate) and stable provisions. Net interest revenue in the fourth quarter was higher than in the third and clearly better than in the second, which was dented by seasonal factors in the inflation-linked portfolio. Net attributable income was EUR 701 million (US$792 million; +4.8%).

In Mexico, Santander Serfin was affected by the impact of low interest rates and the peso’s slide, factors that could not be offset by the growth in lending (particularly consumer loans) whose market share increased by more than one percentage point in 2003, the good performance of commissions and reduced provisioning needs. Net attributable income felt the impact of the change of perimeter. Income before taxes and minority interests amounted to EUR 539 million (US$608 million, -8.5%).

In Chile, the Group continued the improvement begun in the second quarter. Santander Chile stabilized the fall in business volumes which started after the merger, strongly increased commissions (+14.4% in euros over the third quarter which, in turn, was 15.3% more than in the second quarter) and adequately managed prices and spreads. This, together with lower costs and reduced provisions (after the extraordinary expenses of the merger and the homogenization of portfolios), brought the fourth quarter’s income closer to its potential. Net attributable income was EUR 244 million (US$275 million, +27.5%).

The Group strengthened business with customers and developed card and insurance projects for Latin America. For the second year running, the Group received from The Banker the award for the Best Bank overall in Latin America, and our subsidiaries in Chile and Venezuela received the Best Bank awards for their respective countries. These prizes join the ones from Euromoney earlier in the year.

In global businesses, the Group took steps to increase its capacity to generate recurrent revenue and income, either directly or via the networks. Of note in the fourth quarter were: the launch of the first business initiatives of Santander Alternative Investment, a new entity for alternative management which started with EUR 5,000 million of managed funds and aims to double this volume in three years.

Of note in Asset Management and Private Banking was the good performance of mutual funds in Spain and Portugal, with gains in market share in volumes and commissions, and growth in pension plans in all countries, discounting the impact of currency depreciation. Bancassurance in Spain also rose strongly in terms of premium income and market shares and made a increasing contribution to Group income. International Private Banking’s own business grew strongly and it acquired the business of Coutts, raising its contribution to the Group. This area’s overall income (EUR 320 million) performed well over the course of the year but year-on-year comparisons are still affected by currency depreciation.

In Global Wholesale Banking, particularly noteworthy is the greater stability over the last few quarters of its contribution to Group earnings. Income in all quarters of 2003 was higher than in any of 2002, except for the first quarter. This was because of higher commissions, positive trading gains (negative in the last three quarters of 2002) and lower costs. Net attributable income was EUR 226 million, 27.9% higher than in 2002.

The Group continued to actively manage its portfolio of stakes in financial and industrial companies in order to maximize their contribution. Of note in the fourth quarter was the sale of 5.99% of Antena 3 TV, 0.40% of Vodafone, 0.88% of Royal Bank of Scotland and the increased the stake in Cepsa to 32% of the capital, after the bid for shares.

Higher credit risk quality and balance sheet strength

The increase in lending, mainly in Spain and the rest of Europe, went hand in hand with adequate risk management. The volume of doubtful loans in 2003 declined 5% in Europe and 12% for the whole of the Group, partly as a result of the impact of exchange rates on Latin America’s volumes.

The ratio of non-performing loans (NPLs) at the end of 2003 was 1.55%, down from 1.89% in 2002, while coverage increased to 165% (140% at the end of 2002).

The Group continued to improve its equity structure and stability after redeeming issues of preferred shares in dollars and issuing them in euros at a lower cost. Moreover, all the remaining goodwill of Banespa (EUR 1,770 million in December 2002) was amortized, with a positive direct impact on core capital. At the end of 2003, the BIS ratio was 12.4%, with core capital of 6.1%.

Dividends

The Bank paid on November 1 the second interim dividend of EUR 0.0775 per share charged to 2003 results. This was 3.16% higher than the equivalent dividend in 2002.

The Board approved the payment of a third interim dividend EUR 0.0775 per share as of February 1 2004, as well as a fourth one of EUR 0.070408 as of May 1 2004.

With payment of the fourth dividend, which if approved by the Annual General Meeting will be the last for 2003, the total dividend will be 5% higher than that charged to 2002 earnings.

Corporate Governance

There were significant changes in regulations during 2003, with a particular emphasis on transparency in listed companies. The Santander Group had anticipated these changes and introduced measures that go beyond the new information requirements, publishing in 2003 a full Report on Corporate

Santander Group | January - December 2003  5

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Activity in 2003

Governance, the Regulations of the Board and of Shareholder Meetings, as well as complete, detailed and individualized information on the remuneration of directors for all concepts, including executive directors. The Santander Group will adjust all this information for 2003 to the format established by the authorities.

Corporate Social Responsibility

One of the main elements of the Group’s policy in 2003 was strong support for universities, via Santander Universities, and development of the Social Responsibility Plan, which was launched at the end of 2002. Total investment in this area in 2003 represented more than 2.5% of the Group’s net attributable income.

The consolidation of Santander Universities was underscored by the signing of more than 300 collaboration agreements with Spanish, Portuguese and Latin American universities and the participation of more than 700 universities in the Universia portal.

Of note in 2003 was the Bank’s co-participation with customers and employees in measures such as helping to clear up the damage to the environment caused by the sinking of the Prestige oil tanker in Galicia or by forest fires in Portugal, or promoting the schooling of children in Mexico.

Moreover, the direct channels of communication were improved with shareholders and employees, which led to specific actions.

Our policy received a boost in 2003 from the publication of the Group’s first Annual Report on Corporate Social Responsibility, recognized as one of the best in Spain. This report reflects the Group’s commitment to society as well as the activities of its different Banks in the countries where they operate.

The Group’s participation in many activities in Spain and other countries has made us one of the leading entities in the market, something that is making us develop this policy more deeply and propose new measures that enable us to advance in this field.

The success of these sustainable policies was underscored by the inclusion of the Santander share in the small group of companies included in both the FTSE4Good as well as the DJSI, the two main indices of responsible investment followed by the world’s main investors.

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Consolidated financial report

Income statement

Million euros			Variation

	2003

		2002	Amount

				(%)

Interest revenues	17,203.7	22,711.3	(5,507.6)	(24.25)

Dividends	441.5	473.2	(31.7)	(6.70)

Interest expenses	(9,686.9)	(13,825.9)	4,139.0	(29.94)

Net interest revenue	7,958.3	9,358.7	(1,400.3)	(14.96)

Net fees and commissions	4,170.6	4,289.3	(118.7)	(2.77)

Basic revenue	12,128.9	13,647.9	(1,519.0)	(11.13)

Trading gains	998.8	356.3	642.6	180.37

Net operating revenue	13,127.7	14,004.2	(876.5)	(6.26)

Personnel and general expenses	(6,477.7)	(7,322.1)	844.4	(11.53)

a) Personnel expenses	(4,049.4)	(4,521.7)	472.3	(10.45)

b) General expenses	(2,428.3)	(2,800.3)	372.0	(13.28)

Depreciation	(762.8)	(889.8)	127.0	(14.28)

Other operating costs	(166.5)	(226.5)	60.0	(26.47)

Operating costs	(7,407.0)	(8,438.4)	1,031.3	(12.22)

Net operating income	5,720.7	5,565.8	154.9	2.78

Income from equity - accounted holdings	407.3	279.9	127.4	45.50

Less: Dividends from equity - accounted holdings	309.5	353.1	(43.6)	(12.35)

Earnings from Group transactions	955.6	1,008.9	(53.4)	(5.29)

Net provisions for loan - losses	(1,495.7)	(1,648.2)	152.5	(9.25)

Writedown of investment securities	0.7	(0.3)	1.0	—

Accelerated goodwill amortization	(1,719.2)	(702.9)	(1,016.3)	144.59

Other income	754.6	(338.8)	1,093.4	—

Income before taxes (cash-basis*)	4,624.0	4,164.5	459.5	11.03

Corporate tax	(869.4)	(723.1)	(146.3)	20.24

Net consolidated income (cash-basis*)	3,754.5	3,441.4	313.2	9.10

Minority interests	306.7	137.8	168.9	122.59

Dividend - preferred shareholders	314.5	400.7	(86.2)	(21.52)

Net attributable income (cash-basis*)	3,133.3	2,902.9	230.4	7.94

Ordinary goodwill amortization	(522.5)	(655.7)	133.2	(20.31)

Net attributable income	2,610.8	2,247.2	363.6	16.18

Note:

Average Total Assets	338,984.6	345,496.3	(6,511.7)	(1.88)

Average Shareholders' Equity	18,035.0	18,098.0	(63.0)	(0.35)

(*) Before ordinary goodwill amortization.

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Quarterly

Million euros	2002	2003

	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Interest revenues	5,576.8	4,447.1	4,331.2	4,228.0	4,197.4

Dividends	46.1	49.5	205.6	98.6	87.7

Interest expenses	(3,543.5)	(2,597.7)	(2,507.9)	(2,336.0)	(2,245.3)

Net interest revenue	2,079.4	1,899.0	2,028.9	1,990.6	2,039.8

Net fees and commissions	986.0	998.5	1,047.4	1,055.3	1,069.4

Basic revenue	3,065.4	2,897.5	3,076.3	3,045.9	3,109.2

Trading gains	177.9	267.9	316.0	256.3	158.6

Net operating revenue	3,243.2	3,165.4	3,392.3	3,302.2	3,267.8

Personnel and general expenses	(1,813.4)	(1,575.5)	(1,631.1)	(1,620.8)	(1,650.3)

a) Personnel expenses	(1,068.5)	(990.3)	(1,019.7)	(1,011.8)	(1,027.6)

b) General expenses	(744.9)	(585.2)	(611.4)	(609.0)	(622.7)

Depreciation	(216.9)	(189.8)	(187.8)	(190.0)	(195.2)

Other operating costs	(48.7)	(31.1)	(43.2)	(44.7)	(47.5)

Operating costs	(2,079.0)	(1,796.4)	(1,862.1)	(1,855.5)	(1,893.0)

Net operating income	1,164.3	1,369.0	1,530.2	1,446.7	1,374.8

Income from equity - accounted holdings	97.3	124.2	(15.8)	152.3	146.6

Less: Dividends from equity - accounted holdings	43.0	14.0	173.7	52.3	69.5

Earnings from Group transactions	809.6	701.3	27.8	(24.7)	251.2

Net provisions for loan - losses	(218.6)	(332.8)	(481.2)	(289.3)	(392.3)

Writedown of investment securities	0.0	0.2	0.0	0.4	(0.0)

Accelerated goodwill amortization	(646.3)	(681.1)	(10.1)	(7.9)	(1,020.1)

Other income	(276.0)	(55.8)	180.4	(51.1)	681.1

Income before taxes (cash-basis*)	930.3	1,125.0	1,231.2	1,226.5	1,041.2

Corporate tax	(117.6)	(205.7)	(229.3)	(263.5)	(170.9)

Net consolidated income (cash-basis*)	812.7	919.4	1,001.9	962.9	870.3

Minority interests	33.8	58.9	85.2	85.1	77.5

Dividend - preferred shareholders	94.7	88.9	79.4	78.3	67.9

Net attributable income (cash-basis*)	684.1	771.6	837.3	799.5	724.9

Ordinary goodwill amortization	(158.8)	(159.1)	(157.1)	(162.3)	(44.0)

Net attributable income	525.3	612.5	680.3	637.2	680.9

Note:

Average Total Assets	334,609.9	323,389.2	338,220.6	345,219.1	349,274.3

Average Shareholders' Equity	17,262.2	18,307.4	18,691.3	17,688.2	17,537.4

(*) Before ordinary goodwill amortization.

Santander Group | January - December 2003  8

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Consolidated financial report

The international economy consolidated in the fourth quarter the improvement seen in the third quarter. The pace of growth of the US economy slowed from the exceptional spurt of the third quarter, but the foundations for sustainable growth improved, with a strong rise in investment in capital goods and in corporate earnings. The economy grew by around 3% in 2003. Inflation remained very low and the Fed Funds rate was held at 1%.

In the Euro zone, the upturn is relatively modest (GDP growth of around 0.5% in 2003) and still with little rise in employment, but in general the tone is more positive than that expected six months ago. Inflation remained at around 2% and the European Central Bank is not expected to raise its repo rate (2%) in the next few months. In Spain economic growth continued to be fuelled by domestic demand and the growth differential with the Euro zone remained high. GDP rose by around 2.4% and inflation was 2.6% in 2003.

In Latin America the economy is beginning to show better signs. The stability of financial markets and of the region’s currencies, the fall in interest rates in Brazil and Chile and the performance of the external sector in a context of global recovery pushed up GDP growth in the last months of 2003.

The depreciation of the dollar and of Latin American currencies against the euro is once again significantly affecting comparisons between 2003 and 2002, as reflected in the table on this page.

Currency depreciation is affecting earnings (converted at average exchange rates) more than balances (period-end rates). The depreciations had a moderate negative impact in 2003 on Group lending (-2.7 percentage points) and on customer funds (-4.5 percentage points).

As regards Group earnings in euros, the depreciation of currencies at average exchange rates had a negative impact of 15 percentage points between 2002 and 2003.

The Group’s upward trend in earnings continued. Net operating income was 2.8% higher than in 2002 (-12.6% in the first quarter of 2003; -7.4% in the first half and -1.3% in the first nine months). Eliminating the exchange rate impact, growth was 16.6%.

The same goes for net attributable income (EUR 2,610.8 million), which declined 8.7% in the first quarter, rose 8.0% in the first half, increased 12.1% in the first nine months and 16.2% for the whole year (slightly higher than the target).

The fourth quarter net attributable income of EUR 680.9 million was 29.6% higher than in the same period of 2002.

Exchange rates: currency/euro parity

	Average (income statement)		Final (balance sheet)

	2003	2002	2003	2002

US$	1.1293	0.9420	1.2630	1.0487

Brazilian real	3.4593	2.6358	3.6646	3.7124

New Mexican peso	12.1770	9.0595	14.1772	10.9972

Chilean peso	778.6707	646.9462	748.3910	755.3269

Venezuelan bolivar	1,814.0590	1,026.3904	2,018.2857	1,464.7722

Argentine peso	3.3305	2.8335	3.7259	3.5394

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Santander Group results

Net interest revenue for the whole of 2003 amounted to EUR 7,958.3 million, 15.0% lower than in 2002. The comparison with 2002 is still greatly affected by exchange rates. Eliminating the impact of this factor, net interest revenue only declined 1.2%. Another major negative factor was the fall in interest rates in Europe and Latin America.

These negative factors were partly offset by the greater volume of business and by the policies adopted by the Group’s different units to defend customer spreads. Net interest revenue in the fourth quarter was higher than in the third quarter due to the good performance of the Santander Central Hispano network and Banesto, which generated in the fourth quarter its maximum amount of the year, after improvements in all quarters.

In net fees and commissions, comparisons with 2002 are more favourable (-2.8%). Eliminating the exchange rate impact, there was growth of 7.2%. Of note was the rise in commissions from management of cards (+12.4%), insurance (+45.7%), funds (+10.3%) and securities (+12.1%), excluding the exchange rate impact in all cases. The improvement in funds was due to commissions from mutual funds, chiefly in Spain, because of the volume/spread mix. In securities the main advance was due to commissions from underwriting and placement as those from the purchase and sale of securities continued to register moderate growth.

Net interest revenue (excluding dividends)

Million euros

(*) Exchange rate effect excluded: -1.2%

The performance by business areas also varied considerably. Of note was Santander Central Hispano Retail Banking with growth of 15.0% and Portugal (+25.3%). Retail Banking in Latin America registered a decline of 18.3% in euros, but was 5.6% higher after eliminating the exchange rate impact.

Average yield of assets and average cost of funds

(%)	2003		2002

	Weight	Av. rate	Weight	Av. rate

Central banks and Government debt securities	11.06	4.07	9.38	4.70

Due from banks	11.40	3.57	11.87	4.90

Loans:	49.36	6.18	48.76	7.66

EMU currencies	37.92	4.99	33.34	5.71

Other currencies	11.44	10.11	15.42	11.90

Investment securities	14.85	5.22	15.48	8.17

Other assets	13.33	—	14.51	—

Other revenue	—	0.52	—	0.69

Total	100.00	5.21	100.00	6.71

Due to banks	18.21	3.19	15.18	5.00

Customer deposits:	48.26	2.64	50.11	3.59

EMU currencies	33.34	1.80	31.60	2.26

Other currencies	14.92	4.50	18.51	5.84

Debt securities and subordinated debt:	14.38	4.14	14.60	4.72

EMU currencies	8.65	3.91	6.27	4.83

Other currencies	5.73	4.49	8.33	4.63

Net shareholders' equity	5.88	—	6.00	—

Other liabilities	13.27	1.60	14.11	2.42

Other costs	—	0.20	—	0.42

Total	100.00	2.86	100.00	4.00

Santander Group | January - December 2003  10

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Consolidated financial report

Net fees and commissions rose for the fourth straight quarter. European Retail Banking, particularly the Santander Central Hispano Network, continued to perform well, with each quarter’s figure higher than that of the same period of 2002. Latin America also improved, with the third and fourth quarter figures much higher than those of the previous quarters.

Basic revenue of EUR 12,128.9 million was 11.1% lower than in 2002, but 1.4% higher after eliminating the exchange rate effect.

Trading gains in the fourth quarter amounted to EUR 158.6 million and EUR 998.8 million for the whole year, 2.8 times higher than in 2002. The factors at play were the gains this year, mainly from trading and ALCO positions (due to interest rates and exchange rates), in clear contrast with the losses arising from the portfolio sales in Brazil (in order to reduce risk positions) during the second and third quarters of 2002 which made last year’s figure much lower than the Group average.

Net operating revenue declined 6.3% to EUR 13,127.7 million, but was 5.9% higher at constant exchange rates.

Personnel and general expenses were 11.5% lower, with a slightly higher fall in general costs (-13.3%) than in personnel (-10.5%), and in all the items comprising general expenses. These costs, like the rest of the income statement, were very affected by exchange rates. Eliminating the impact, they declined 0.7%, with personnel expenses down 0.9% and general ones 0.3%. This performance should be viewed within the context of inflation in the main Latin American countries.

The reduction in personnel expenses underscored the effort made in 2002 to reduce the number of employees in Spain, Portugal and Latin America. European Retail Banking reduced its personnel costs by 1.7%. Of note were Santander Central Hispano Retail Banking, which reduced its personnel costs by

Net fees and commissions

Million euros

(*) Exchange rate effect excluded: +7.2%

1.2%, and Retail Banking in Latin America by 22.7% (+0.5% excluding the exchange rate impact), a significant reduction in real terms.

The general expenses of European Retail Banking dropped 3.8% while the fall in Retail Banking Latin America was 25.8% (-2.6% excluding the exchange rate impact).

The Group’s purchasing and optimization of costs area continued to adopt measures to cut spending, while the organization and IT areas continued to improve processes in order to boost efficiency and productivity throughout the Group.

Net fees and commissions

Million euros			Variation

	2003	2002	Amount	(%)

Commissions for services	2,288.6	2,449.1	(160.5)	(6.55)

Commercial bills	406.7	503.9	(97.2)	(19.29)

Credit and debit cards	484.8	477.2	7.7	1.61

Account management	422.6	458.4	(35.7)	(7.80)

Insurance	350.7	257.1	93.6	36.42

Contingent liabilities	201.9	192.7	9.3	4.82

Other operations	421.8	559.9	(138.1)	(24.67)

Mutual & pension funds	1,297.0	1,282.5	14.5	1.13

Securities services	585.0	557.7	27.3	4.90

Total	4,170.6	4,289.3	(118.7)	(2.77)

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Personnel and general expenses

Million euros			Variation

	2003	2002	Amount	(%)

Personnel expenses	4,049.4	4,521.7	(472.3)	(10.45)

General expenses:	2,428.3	2,800.3	(372.0)	(13.28)

Information technology	454.7	520.9	(66.2)	(12.70)

Communications	230.3	316.2	(85.9)	(27.16)

Advertising	211.4	266.0	(54.6)	(20.51)

Buildings and premises	437.4	483.5	(46.1)	(9.54)

Printed & office material	74.0	93.3	(19.3)	(20.69)

Taxes (other than income tax)	146.8	199.8	(53.0)	(26.52)

Other expenses	873.6	920.6	(47.0)	(5.10)

Total	6,477.7	7,322.1	(844.4)	(11.53)

The performance of revenues and strict cost control improved the efficiency ratio to 49.3%, 2.9 percentage points better than in 2002. The main improvements took place in Santander Central Hispano Retail Banking, Banesto, Consumer Finance in Europe and Global Wholesale Banking.

Net operating income, after deducting operating costs (including depreciation and other expenses which, together, declined 16.7%) from net operating revenue, increased 2.8% to EUR 5,720.7 million.

Like other revenue concepts, net operating income was also negatively affected by exchange rates. Eliminating this impact, net operating income grew 16.6%. Growth came largely from

Europe (+18.5%), Retail Banking in Latin America (+5.6%, excluding the exchange rate effect) and Financial Management and Equity Stakes.

As regards the quarterly performance, the fourth quarter figure was lower than the third quarter because of lower trading gains, but 18.1% higher than in the fourth quarter of 2002.

Income from equity-accounted holdings, including dividends received, amounted to EUR 716.8 million, 13.2% higher than in 2002. The increase was because the higher contributions of Cepsa, Sanpaolo IMI, Unión Fenosa, Urbis and insurance companies offset the lower contributions from Royal Bank of Scotland, Dragados and Vallehermoso (as a result of the sale of stakes).

Efficiency ratio

%

Net operating income

Million euros

(*) Exchange rate effect excluded: +16.6%

Santander Group | January - December 2003  12

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Consolidated financial report

Net loan-loss and country risk provisions

Million euros			Variation

	2003	2002	Amount	(%)

Non - performing loans	1,720.2	2,061.9	(341.7)	(16.57)

Country - risk	133.0	(20.0)	153.0	—

Recovery of written - off assets	(357.5)	(393.7)	36.2	(9.19)

Net provisions	1,495.7	1,648.2	(152.5)	(9.25)

Net operating income and income from equity-accounted holdings totalled EUR 6,128.0 million, 4.8% more than in 2002 (+18.3% excluding the impact of exchange rates).

Earnings from Group transactions were in line with those of 2002 at EUR 955.6 million, mainly as a result of the capital gains generated in the first quarter (EUR 681 million) from the sale of 24.9% of Santander Serfin to Bank of America, and EUR 217 in the fourth quarter from the sale of shares in Royal Bank of Scotland (the stake was 5% at the end of 2003). These capital gains were used for early amortization of goodwill and so did not feed through to income.

Gross provisions for loan-losses were 16.6% lower than in 2002 at EUR 1,720.2 million. This was due to the exchange rate effect, the reduced provisions for Argentina, in accordance with local criteria, and the lower needs for the rest of Latin America, as those for Europe were higher, mainly because of statistical (EUR 329 million allocated in 2003) and generic provisions (from greater business). The specific provisions for Europe reflect the excellent credit risk quality.

Net country-risk needing provisions includes the increase this year in the coverage in Argentina of country-risk requiring provisions.

One of the most notable aspects of the 2003 income statement was the amortization of EUR 2,241.7 million of goodwill against earnings, EUR 883.1 million more than in 2002. The difference was largely due to the decision to amortize ahead of time EUR 1,719.2 million (EUR 1,016.3 million more than in 2002). Almost all of this was related to Banespa, whose goodwill was reduced to zero.

Net attributable income (cash-basis)

Million euros

(*) Exchange rate effect excluded: +19.3%

Net attributable income

Million euros

(*) Exchange rate effect excluded: +30.9%

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As indicated in the first chapter of this report, the rule that regulates the first application of the International Accounting Standards (IAS) was published in 2003. This states that the reformulation of the 2004 financial statements, which will have to be done so that the 2005 accounts (the first year for applying the IAS) can be compared with those of 2004, will not be proforma but definitive. When the IAS comes into effect the assets and liabilities of the initial balance sheet will be those of January 1 2004 and thus it is likely that the goodwill maintained in the future on the Group’s balance sheet will be that at the end of 2003.

As a result, in order to meet our commitment to amortize the goodwill of Banespa in less than five years, we amortized all of it.

The Group’s portfolio of equity stakes has also been restructured under the IAS. Associated companies are those where the stake is more than 20%, except those that are not permanent, and stakes of less than 20% are regarded as ordinary investments in equities, except for Royal Bank of Scotland, which is of a permanent and influential nature.

Other income includes a series of different items, both positive (basically the capital gains from the sale of buildings, the sale of a stake in Vodafone and the reclassification of Argentina’s country risk under the heading of “net provisions for loan-losses” which includes country-risk) as well as allocations to strengthen the balance sheet. Overall, other income was EUR 754.6 million positive (EUR 338.8 million negative in 2002).

Income before taxes on a cash basis was 11.0% higher at EUR 4,624.0 million.

Net consolidated income on a cash basis was EUR 3,754.5 million. Of this, EUR 306.7 million was minority interests, 122.6% higher than in 2002 mainly for Banesto and Santander Serfin. The dividends from preferred shares declined 21.5% because of the redemptions and the dollar’s slide against the euro.

Net attributable income on a cash basis (i.e. before ordinary amortization of goodwill) rose 7.9% to EUR 3,133.3 million.

ROE

%

Eliminating the ordinary amortization of goodwill (EUR 522.5 million, 20.3% less than in 2002), net attributable income was 16.2% higher at EUR 2,610.8 million. This was well above the forecast and set a new record for the Santander Group.

The net attributable income generated in the fourth quarter (EUR 680.9 million) was 6.8% higher than in the previous and 29.6% more than in the same period of 2002. The same happened for the third and second quarters which were also higher than in the same periods of 2002.

Net attributable income per share was EUR 0.5475, 15.2% more than in 2002. On a cash basis, the figure was EUR 0.6571 per share.

ROE was 14.5%, well above that in 2002 (12.4%). On a cash basis, ROE was 17.4% (16.0% in 2002).

Santander Group | January - December 2003  14

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Consolidated financial report

Balance sheet

Million euros			Variation

	2003	2002	Amount	(%)

Assets
Cash and central banks	8,907.4	6,241.6	2,665.9	42.71

Government debt securities	31,087.7	24,988.5	6,099.2	24.41

Due from banks	37,617.8	40,256.4	(2,638.6)	(6.55)

Loans	172,504.5	162,973.0	9,531.5	5.85

Investment securities	59,695.1	45,852.0	13,843.1	30.19

Fixed income	44,296.8	32,086.2	12,210.6	38.06

Equity	15,398.3	13,765.9	1,632.4	11.86

Shares and other securities	10,064.1	7,866.8	2,197.4	27.93

Equity stakes	4,266.4	4,769.7	(503.3)	(10.55)

Equity stakes in Group companies	1,067.8	1,129.4	(61.6)	(5.46)

Tangible and intangible assets	5,058.3	5,583.6	(525.3)	(9.41)

Treasury stock	10.2	14.7	(4.6)	(31.13)

Goodwill	7,385.2	9,954.7	(2,569.5)	(25.81)

Other assets	24,680.6	23,908.4	772.3	3.23

Prior years' results from consolidated companies	4,621.8	4,435.2	186.6	4.21

Total assets	351,568.6	324,208.1	27,360.5	8.44

Liabilities
Due to banks	75,580.3	50,820.7	24,759.6	48.72

Customer deposits	159,335.6	167,815.8	(8,480.2)	(5.05)

Deposits	132,747.6	130,463.2	2,284.4	1.75

REPOs	26,588.0	37,352.6	(10,764.6)	(28.82)

Debt securities	44,441.2	31,289.1	13,152.1	42.03

Subordinated debt	11,221.1	12,450.2	(1,229.1)	(9.87)

Pension and other allowances	12,727.7	13,980.0	(1,252.3)	(8.96)

Minority interests	5,439.5	6,036.7	(597.2)	(9.89)

Net consolidated income	3,232.0	2,785.6	446.4	16.02

Capital	2,384.2	2,384.2	0.0	0.00

Reserves	19,445.0	18,788.4	656.7	3.49

Other liabilities	17,762.0	17,857.4	(95.4)	(0.53)

Total liabilities	351,568.6	324,208.1	27,360.5	8.44

Other managed funds (off - balance sheet)	108,903.0	93,337.9	15,565.1	16.68

Mutual funds	80,502.0	68,139.5	12,362.5	18.14

Pension funds	19,494.8	17,513.5	1,981.3	11.31

Managed portfolios	8,906.1	7,684.9	1,221.2	15.89

Total managed funds	460,471.6	417,546.0	42,925.6	10.28

Contingent liabilities	30,514.2	27,166.9	3,347.3	12.32

Guarantees	27,273.9	23,862.8	3,411.1	14.29

Documentary credits	3,240.3	3,304.1	(63.8)	(1.93)

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Consolidated balance sheet

Total managed funds of EUR 460,472 million were 10.3% higher than in 2002. In order to correctly interpret the balance sheet, one should take into account the negative impact of the depreciation of the main Latin American currencies and of the dollar’s slide against the euro. Overall, the impact of these factors on the changes in the balances of the whole Group was -3.9 percentage points.

Group lending amounted to EUR 177.621 million, 5.8% more than in 2002 and 8.5% higher excluding the impact of exchange rates.

The increase does not fully reflect the growth in business, as several securitizations were made. In 2003 more than EUR 4,000 million of mortgages, consumer loans and loans to SMEs were securitized in Spain and EUR 3,767 million of mortgages in Portugal. Excluding this effect, lending rose 10% (+14% eliminating the impact of exchange rates).

Lending in Spain grew by EUR 15.230 million (+16.2%) in 2003, with growth of 28.8% in secured loans. Deducting the impact of securitizations, total secured loans increased 31.4% and loans to other resident sectors grew 18.0%.

These growth rates, which were higher than in previous quarters, underlined the success of the Group’s different retail banking marketing campaigns. Growth in lending by the Santander Central Hispano branch network (excluding securitization) accelerated from 9% year-on-year in March to 17% in September and 21% for the whole of 2003. The pace of growth at Banesto Retail over the same period increased from around 16% to 32%. Most of this growth was due to mortgages. Lending to SMEs and corporates also rose.

In the rest of Europe, lending increased 9.1% (excluding

Gross loans

Billion euros

(*) Exchange rate effect excluded: +8.5%

securitization), due to the growth in Portugal (+4.2%) and Germany (+34.5%).

In Latin America, lending declined 13.1% because of the negative exchange rate impact in almost all countries. Excluding the exchange rate effect, the year-on-year fall was -1.9%, and it was largely due to the lower balances in Argentina, Chile (merger impact) and Mexico (repayment of IPAB). However, there was selective growth, excluding the impact of exchange rates, in some key countries, such as Brazil (+9.5%), Mexico (+24%, excluding IPAB) and Puerto Rico, whose growth accelerated in the second half of the year.

Loans

Million euros			Variation

	2003	2002	Amount	(%)

Public sector	5,487.4	4,897.1	590.2	12.05

Private sector	103,515.6	88,876.1	14,639.5	16.47

Secured loans	47,999.6	37,273.8	10,725.8	28.78

Other loans	55,516.0	51,602.4	3,913.6	7.58

Non-resident sector	68,617.7	74,137.9	(5,520.2)	(7.45)

Secured loans	18,796.1	19,774.4	(978.3)	(4.95)

Other loans	49,821.6	54,363.6	(4,541.9)	(8.35)

Gross loans	177,620.7	167,911.2	9,709.5	5.78

Less: allowance for loan losses	5,116.2	4,938.2	178.0	3.61

Net loans	172,504.5	162,973.0	9,531.5	5.85

Note: Doubtful loans	3,276.7	3,699.7	(423.0)	(11.43)

Public sector	0.9	3.6	(2.7)	(74.99)

Private sector	930.7	1,000.3	(69.6)	(6.96)

Non- resident sector	2,345.1	2,695.9	(350.8)	(13.01)

Santander Group | January - December 2003  16

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Consolidated financial report

These movements produced a change in credit risk exposure by geographic areas. Europe’s relative share in the Group’s total increased from 79% in December 2002 to 83% at the end of 2003.

The most noteworthy aspect of the fourth quarter was the strong growth in mortgages in Spain, following marketing campaigns. Deducting the effect of securitization, loans to the private sector rose 7.6% over September 2003 and secured loans increased by 11.0%.

The Group reduced the balance of its net foreclosed assets by 16.5% in 2003 to EUR 237.1 million. Coverage was 57.2%.

Total customer funds increased 6.2% to EUR 323,901 million. Excluding the exchange rate impact, funds rose 10.2%.

Analysis of the total growth does not reflect the business activity developed by the Group. The Group has developed different management policies depending on the type of product and the geographic area.

In Spain deposits (excluding REPOs), mutual funds and pension plans were 10.2% higher than in 2002.

Foreclosed assets

Million euros

	2003	2002

Balance at beginning of period	679.5	998.9

Foreclosures	257.0	176.0

Sales (book value)	(344.6)	(316.4)

Other	(38.7)	(178.9)

Gross foreclosed assets	553.3	679.5

Allowance established	316.2	395.4

Coverage (%) *	57.15	58.19

Net foreclosed assets	237.1	284.1

(*) Allowance established / Gross foreclosed assets

Of note in deposits (excluding REPOs) was the 130% growth in public sector balances, chiefly as a result of Banesto winning the contract to manage the deposits of Spain’s judicial system. The rest of deposits were affected by the policy of customer spread management and the improved mix of products, reflected in a rise of 13.5% in demand deposits and a decline in time deposits arising from the Group’s policy of greater emphasis on balances of lower cost, mutual funds and pension plans.

Customer funds

Million euros			Variation

	2003	2002	Amount	(%)

Public sector	9,225.9	12,126.1	(2,900.1)	(23.92)

Private sector	77,918.9	78,432.1	(513.2)	(0.65)

Demand deposits	25,089.2	21,743.6	3,345.7	15.39

Saving accounts	17,823.4	16,057.7	1,765.8	11.00

Time deposits	18,640.1	21,326.5	(2,686.5)	(12.60)

REPOs	16,348.5	19,194.7	(2,846.2)	(14.83)

Other accounts	17.7	109.7	(92.0)	(83.83)

Non-resident sector	72,190.7	77,257.6	(5,066.8)	(6.56)

Deposits	65,885.5	68,929.3	(3,043.9)	(4.42)

REPOs	6,305.2	8,328.2	(2,023.0)	(24.29)

Total customer deposits	159,335.6	167,815.8	(8,480.2)	(5.05)

Debt securities	44,441.2	31,289.1	13,152.1	42.03

Subordinated debt	11,221.1	12,450.2	(1,229.1)	(9.87)

Total customer funds on balance sheet	214,997.9	211,555.1	3,442.8	1.63

Total managed funds (off-balance sheet)	108,903.0	93,337.9	15,565.1	16.68

Mutual funds	80,502.0	68,139.5	12,362.5	18.14

Spain	60,725.4	52,729.7	7,995.8	15.16

Abroad	19,776.6	15,409.8	4,366.8	28.34

Pension funds	19,494.8	17,513.5	1,981.3	11.31

Spain	6,652.7	5,839.5	813.2	13.93

Individuals	5,767.7	5,073.4	694.4	13.69

Abroad	12,842.1	11,674.0	1,168.1	10.01

Managed portfolios	8,906.1	7,684.9	1,221.2	15.89

Spain	2,450.5	2,199.1	251.4	11.43

Abroad	6,455.6	5,485.8	969.8	17.68

Total customer funds	323,900.8	304,893.0	19,007.8	6.23

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Mutual funds and pension plans in Spain both rose 15.2% and 13.9% respectively. Overall, these balances grew by EUR 8,809 million in 2003.

Our Group continued to perform well in mutual funds in Spain, outperforming the sector as a whole in the last few years. One of the reasons for this was the placement, among other products that are described in more detail in other parts of this report, of the Superselección fund in the Santander Central Hispano network and Banesto’s Gestión Dinámica range. The Group consolidated its leadership in mutual funds in Spain with a market share of more than 28%.

In addition, the Group is achieving to a significant extent its goal of increasing its market share not only in terms of the volume of funds, but also the revenue generated. The latter rose in 2003 and is now slightly higher than our market share of funds.

In pension plans, activity in Spain continued to focus on individual pension plans, which rose 13.7%. According to the latest information from INVERCO, we are the market leader.

Latin America was affected, as in loans, by exchange rates. On-and off-balance sheet funds dropped 2.6% in euros but rose 11.2% after eliminating the exchange rate impact.

As in Europe, growth in Latin America depended on the type of product. The main emphasis was on off-balance sheet funds that generate commissions.

In mutual funds, the performance (excluding the exchange rate impact) was good in Brazil (+52.6%) and Puerto Rico (+60.5%). The increase in Mexico was 10.4%. Overall growth was 29.5%.

With regard to pension funds, almost two-thirds of the total balance comes from Latin American entities. The success in this segment is underscored by the fact that all countries (eliminating the exchange rate effect) registered high growth in 2003: Mexico (+20.9%), Chile (+18.2%), Colombia (+22.0%), Peru (+38.8%) and Uruguay (+47.6%).

Total customer funds

Billion euros

(*) Exchange rate effect excluded: +10.2%

As well as growth in mutual and pension funds, the volume of funds in managed portfolios rose 24.5%, excluding the exchange rate effect, for the whole Group.

In addition, and as part of its global financing strategy, the Group is achieving greater diversification of its investor base through alternative products.

Banco Santander Central Hispano made three issues of mortgage bonds in 2003 for a total of EUR 5,000 million. These issues helped to diversify the Group’s base of international investors and become the benchmark in the European market for this type of asset, backed by the liquidity and volume of the issue.

The Bank also issued in July EUR 2,000 million of territorial bonds with a maturity of 10 years. This issue, the first of its kind by the Bank, is mainly for institutional investors in international markets.

Consolidated goodwill

Million euros

	2003	2002	Variation

Banesto	366.3	400.6	(34.3)

Equity stakes	912.6	380.4	532.2

Banks in Europe	2,847.3	3,077.3	(230.0)

Latin America	3,071.3	6,015.8	(2,944.5)

Other	187.7	80.6	107.1

Total	7,385.2	9,954.7	(2,569.5)

Santander Group | January - December 2003  18

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Consolidated financial report

At the end of 2003, goodwill pending amortization amounted to EUR 7,385 million, a net reduction of EUR 2,569 million (-25.8%) in 2003 on the basis of net additions, reclassifications and provisions.

Among the most noteworthy features were ordinary and early amortization of goodwill against results (EUR 2,241.7 million), the elimination of the goodwill relating to the sale of 24.9% of Santander Serfin, the elimination of the amount pending in Argentina from the fund set up to fully cover it and the reclassification of the goodwill relating to Sanpaolo-IMI and Commerzbank following the aforementioned reorganization of the Group’s portfolio of equity stakes. On the other hand, the main increase was recorded in the public offering of Cepsa shares.

Of the goodwill pending amortization, EUR 3,071 million relates to Latin America and EUR 4,254 million to Europe.

The goodwill figures were established after carrying out the due procedures to verify the asset quality of the entities acquired and applying the Group’s strict criteria.

In addition, part of the increase was due to the application of Bank of Spain criteria, whereby the shares received in the Portugal and Royal Bank of Scotland operations and the purchase of the minority shares of Banco Río de la Plata were recorded at market value. The difference between this value and the issue price of Santander shares, amounting to EUR 3,738 million, was credited to a voluntary anticipated reserves account, and after amortization of goodwill and the sales carried out stood at EUR 2,314 million.

As regards shareholders’ equity, there were no ordinary capital operations in 2003.

During the first half the Group redeemed ahead of schedule a US$295 million issue of preferred shares, whose sole holder was the Royal Bank of Scotland Group.

Two issues of preferred shares amounting to US$550 million were also redeemed in September. They were almost fully replaced by an issue of preferred shares in euros (EUR 450 million), which was disbursed in October. Two other issues amounting to US$375 million were redeemed in November.

Four issues of subordinated debt totalling EUR 387 million were fully redeemed in 2003.

With these operations, the Santander Group met its goal of strengthening its core capital and reduced the exchange rate volatility in equity and improved the cost, as issues with a high dividend were replaced by others more adjusted to current market conditions.

Shareholders' equity and capital ratios

Million euros			Variation

	2003	2002	Amount	(%)

Subscribed capital stock	2,384.2	2,384.2	—	—

Paid-in surplus	8,720.7	8,979.7	(259.0)	(2.88)

Reserves (includes net reserves at consolidated companies)	6,102.5	5,373.5	729.0	13.57

Total primary capital	17,207.4	16,737.4	470.0	2.81

Net attributable income	2,610.8	2,247.2	363.6	16.18

Treasury stock	(10.2)	(14.7)	4.6	(31.13)

Distributed interim dividend	(739.1)	(727.8)	(11.3)	1.56

Shareholders' equity at period end	19,069.0	18,242.1	826.9	4.53

Interim dividend pending distribution	(369.6)	(358.2)	(11.3)	3.16

Final dividend	(335.7)	(289.6)	(46.1)	15.93

Shareholders' equity after allocation of period end results	18,363.7	17,594.2	769.5	4.37

Preferred shares	4,484.9	5,436.8	(951.9)	(17.51)

Minority interests	1,575.8	1,138.4	437.4	38.42

Shareholders' equity and minority interests	24,424.4	24,169.4	255.0	1.06

Basic capital (Tier I)	16,951.2	14,834.2	2,117.0	14.27

Supplementary capital	8,570.2	8,583.2	(13.0)	(0.15)

Eligible capital	25,521.4	23,417.4	2,104.0	8.98

Risk weighted assets (BIS criteria)	205,253.4	185,290.0	19,963.4	10.77

BIS ratio	12.43	12.64	(0.20)

Tier I	8.26	8.01	0.25

Excess (amount)	9,101.1	8,594.2	506.9	5.90

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In 2003, a net charge was made to reserves of EUR 327.3 million for early retirements (after Bank of Spain approval).

Lastly, the capital ratios also benefited from the early and ordinary amortization of goodwill, as reported elsewhere in the report.

The Group’s eligible capital, in accordance with the Bank of International Settlements (BIS) criteria, amounted to EUR 25,521 million at the end of 2003, 9.0% more than at the end of 2002.

The surplus equity above the minimum requirement was EUR 9,101 million, leaving the BIS ratio at 12.4%. The Tier I ratio was 8.3% and core capital 6.1%, one point higher than a year earlier.

The Group’s policy in 2003 was to strengthen equity and reduce the relative weight of preferred shares in Tier 1, which dropped from 37% to 26%. We will maintain this strategy in 2004.

These ratios make the Santander Group one of the most solvent financial groups in the world.

Solvency ratios

%

Rating agencies

In the fourth quarter of 2003 Fitch Ratings lifted its long-term and short-term ratings of the Group and financial strength. Moody’s also lifted its long-term and financial strength ratings. Both agencies raised the ratings of some of the Group’s subsidiaries.

Standard & Poor’s raised its long-term rating for the Group in January 2004, as well as the short- and long-term ratings of some of its subsidiaries.

Rating agencies

Financial

	Long-term	Short-term	Strength

Moody’s	Aa3	P1	B

Standard & Poor’s	A+	A1

Fitch Ratings	AA-	F1+	B

Santander Group | January - December 2003  20

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Risk management

Credit risk

The ratio of non-performing loans (NPLs) for the whole Group dropped to 1.55% at the end of 2003, down from 1.69% in the third quarter and 1.89% at the end of 2002.

NPL coverage rose by almost 16 percentage points in the fourth quarter, rising from 149.4% in September to 165.2% in December (more than 25 points higher than a year earlier).

Specific loan-loss provisions, net of recoveries, were 54% lower than in 2002 at EUR 781 million (0.39% of the average credit risk in the period).

The NPL ratio for the Group in Spain remained low at 0.87% (0.85% in September and 0.92% in December 2002). Net

entries in retail banking, particularly in the corporate segments, were well below the levels envisaged for the year. NPL coverage increased by 33 points to 223.8%.

In Portugal, the NPL ratio was 2.30%, 36 basis points higher than in September and very much in line with that in December 2002, despite the country’s recession. NPL coverage was 125.4%, 15 points higher than at the end of 2002.

The NPL ratio of Consumer Finance in Europe, including Hispamer in Spain, CC-Bank in Germany and Finconsumo in Italy, inched up to 2.08% from 2.02% in September, but remained well below the 2.84% at the end of 2002. NPL coverage was 150.5%, 6.8 percentage points higher than a year earlier.

Credit Risk*

Million euros			Variation

	2003	2002	Amount	(%)

Non-performing loans	3,222.5	3,676.5	(454.0)	(12.35)

NPL ratio (%)	1.55	1.89	(0.34)

Allowances for loan-losses	5,323.1	5,144.9	178.3	3.47

NPL coverage (%)	165.19	139.94	25.25

Non-performing loans **	2,712.2	3,315.4	(603.2)	(18.19)

NPL ratio (%) **	1.31	1.70	(0.39)

NPL coverage (%) **	196.26	155.18	41.08

(*)	Excluding country-risk
(**)	Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non-performing loans / computable risk

NPL ratio

%

NPL coverage

%

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Quarterly non-performing loans evolution

Million euros	2002	2003

	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Balance at beginning of period	4,105.1	3,676.5	3,518.5	3,394.2	3,461.4

+ Net additions	48.3	353.1	95.2	200.9	71.2

- Write-offs	(477.0)	(511.1)	(219.6)	(133.8)	(310.1)

Balance at period end	3,676.5	3,518.5	3,394.2	3,461.4	3,222.5

In Latin America, the NPL ratio was 3.89%, lower than in September (4.03%) and at the end of 2002 (4.07%). NPL coverage rose by more than 11 points to 125.2%.

Specific loan-loss provisions for Latin America, net of recoveries, were 74% lower at EUR 258.3 million, largely due to lower needs for Argentina, Brazil and Uruguay. This represented 0.75% of average risk, down from 2.15% in 2002.

Latin America’s share of the Group’s total credit risk dropped from 18.8% in 2002 to 15.7% in 2003. The investment grade countries (Mexico, Chile and Puerto Rico), the ones with the lowest relative risk, accounted for 72.4% of the Group’s total credit risk in Latin America.

The Group continued to strengthen its internal risk management models, both in Spain and its subsidiaries abroad. With regard to the reform underway in the Basel capital adequacy regulations (BIS II), the Group has developed a Master Plan, which is being implemented in its subsidiaries, in order to be in a position to apply internal models to determine the level of regulatory capital. The Group aspires to use internal models from the very beginning of the new regulations.

According to Bank of Spain circular 9/99, the internal risk management models have to be approved before they can be used to calculate statistical coverage. The Bank of Spain approved in July the internal credit risk measurement model for large companies in Spain. This enabled us to use the coefficient of expected loss, in accordance with the aforementioned method, instead of the standard coefficient for calculating the statistical coverage of loan-losses in 2003.

The internal models regarding loans to individuals, both mortgages and consumer credit, are being revised as more than a year has passed since their initial validation.

The Group also developed during 2003 a framework for the

aggregation of economic capital and its allocation by business units, taking into account the main risks to which it is exposed in its activities (credit, market, operational, ALM, business). This tool provides a reasonably precise allocation of capital by risk and business unit, bearing in mind the effects of correlation and diversification between risks and units, and so facilitating a measurement of return adjusted to the risk of the different units and business areas and of the Group as a whole.

As regards the treatment of environmental risk in the sphere of credit risk, the Bank developed an internal tool for estimating and evaluating it during the process of assigning the internal rating.

Progress also continued in the management and control of operational risk, both in Spain as well as in the rest of the Group’s units. The focus here is on identifying and offsetting the sources of this type of risk, without affecting the development of databases of losses by categories that then enable the economic capital to be quantified.

Country-risk

Gross country-risk requiring provisions with third parties, in accordance with Bank of Spain criteria, stood at US$627.9 million in December, 46.2% higher than at the end of 2002 and 82% covered with provisions.

The Group continued to manage country-risk selectively, tightening the special watch and tracking of the most problematic countries and continuously tailoring the country-risk limits to their particular circumstances.

Counterparty risk

The Net Replacement Value (NRV) of the portfolios of OTC derivative products that the Group maintained with its counterparties at the end of 2003 amounted to US$3,279.6

Country-risk management

	2003		2002	Variation

	Mill. euros	Mill. US$	Mill. US$	Amount	(%)

Risk (gross)	497.1	627.9	429.4	198.5	46.23

Allowances	406.2	513.0	353.9	159.1	44.96

Risk (net)	91.0	114.9	75.5	39.4	52.19

Santander Group | January - December 2003  22

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Risk management

Santander Group. Derivative products as of December 2003

Million dollars

	<1 year	1-5 years	5-10 years	>10 years	Total	Net replacement value

IRS	96,510.6	147,341.6	61,296.3	31,398.0	336,546.5	2,519.5

Fras	22,359.4	—	—	—	22,359.4	4.7

Interest rate options	8,588.4	20,469.7	7,944.8	1,450.9	38,453.7	258.1

Asset Swaps	26.4	1,507.9	—	—	1,534.3	—

OTC interest subtotal	127,484.7	169,319.2	69,241.1	32,848.9	398,893.9	2,782.3

Currency forwards	48,262.1	1,338.2	136.8	—	49,737.1	96.2

Currency Swaps	4,372.1	5,786.3	774.3	—	10,932.6	(391.0)

Currency options	2,172.9	297.1	—	—	2,470.1	82.6

OTC foreign exchange subtotal	54,807.1	7,421.6	911.1	—	63,139.8	(212.2)

OTC debt options subtotal	103.2	723.1	—	—	826.3	1.4

OTC equity derivatives subtotal	4,898.8	16,542.7	172.5	—	21,614.0	708.2

Total	187,293.8	194,006.6	70,324.6	32,848.9	484,473.9	3,279.6

million, 0.68% of the nominal value of these contracts. The NRV was 28.5% lower than in September and 25.0% below December 2002.

Equivalent Credit Risk (that is, the sum of the Net Replacement Value and the Maximum Potential Value of these contracts in the future) was 3.3% lower than in September at $23,819.7 million. This represents an increase of 11.9% over December 2002 due to the higher average maturity of interest rate derivatives and the greater volume of equity derivatives.

Derivatives operations are concentrated in excellent credit quality counterparties, with 95.4% of transactions contracted with entities with a rating equal to or more than A-.

Market risk

The total daily VaR (VaRD) of the Group’s trading portfolios began the fourth quarter at a low level, reaching a minimum of US$11.2 million early on in the quarter. The trend was bullish throughout the quarter, mainly due to position-taking in both interest rates and exchange rates in Brazil and Mexico, within the Group’s limits, which increased the VaRD level to a high of US$21.9 million on December 30.

There were no significant changes in the risk of the Group’s activity in structured derivatives in the fourth quarter, measured by the VaRD. The average risk was US$3 million in the fourth quarter. This risk is included in the trading portfolios.

As regards risk distribution in the trading portfolios in the fourth quarter, in daily VaR terms, there was a small rise in risk in Europe and Latin America.

Geographical distribution of trading portfolio

Annual average VaR

Europe accounted for 24% of the risk in trading portfolios (33% of earnings). Latin America accounted for 68% and generated 59% of earnings, basically from the Mexican and Brazilian markets, and to a lesser extent Chile.

VaR by region. Fourth quarter 2003

Million dollars

	Min.	Avg.	Max.	Latest

Total	11.2	17.8	21.9	21.7

Europe	2.8	5.7	8.8	8.8

USA	1.1	1.9	2.6	2.6

Latin America	9.7	15.6	19.0	17.9

VaR by product. Fourth quarter 2003

Million dollars

	Min.	Avg.	Max.	Latest

Total trading
Total VaR	11.2	17.8	21.9	21.7

Diversification effect	(4.7)	(7.7)	(12.0)	(10.2)

Fixed income VaR	7.1	13.4	18.0	16.1

Equity VaR	1.7	2.8	4.7	4.7

Currency VaR	7.2	9.3	11.2	11.2

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VaR perfomance

Million dollars

Balance sheet management in Latin America

At the end of 2003, interest rate risk in balance sheet management, measured by the sensitivity of equity to changes of 100 basis points in the yield curve, was below 2.5%. However, there was a slight rise in the fourth quarter due to the purchase of fixed rate bonds in Brazil, Mexico and Chile in the face of expectations of lower interest rates.

On the other hand the sensitivity of net interest revenue (with regard to that budgeted) over one year to changes of 100 basis points was lower than 1.5%, due to the gradual increase of the Group’s positioning in order to cover net interest revenue.

The strict policies of management and control of liquidity risk since the beginning of the year were maintained. Adequate management of liquidity is a key element in protecting our financial robustness.

Stress Test

The highest exposure during the fourth quarter was in fixed-income activity, mainly in Mexico, Brazil and Spain. Exchange rates, the next largest risk factor, had an offsetting impact in some scenarios in the face of interest rate results.

In the scenario of maximum volatility, where changes in all the market factors equivalent to six typical deviations were applied, the Group’s economic loss in trading would have been US$29.2 million at December 31, 2003. This was lower than for the third quarter despite a rise in the average VaR, due to the aforementioned offsetting effects as well as offsetting between different units for a same scenario.

As regards liquidity stress, the half yearly review of the Contingency Plan took place in July in order to analyze the financing needs of each unit in the face of certain suppositions of liquidity crisis. There were no significant changes from the previous analysis carried out at the beginning of the year.

Santander Group | January - December 2003  24

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Analysis by business areas

Report by Business Areas

The Santander Group is maintaining the presentation criteria it used in 2002, but with some improvements in order to facilitate the understanding of business areas or segments. Of note here is the Financial Management and Equity Stakes area.

In addition, the concept of income on a cash basis (before deducting the ordinary amortization of goodwill) has been incorporated. With this we are anticipating future accounting rules and enabling international comparisons to be made on a more like-for-like basis.

The income statements and balance sheets of each business area are drawn up by aggregating the Group’s basic operating units. The information covers both the accounting data of the units that comprise each area as well as that from the information management systems. In all cases the financial statements are adapted to Spanish regulations and incorporate the adjustments so that like-for-like comparisons can be made and/or the applicable consolidation adjustments.

All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking in Europe and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking in Europe is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weigh the regulatory capital for Corporate Banking in Europe downward (50%) and upward (50%) in Latin America.

The Group’s institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

Some adjustments with regard to 2002 figures have been made, with a marginal impact, arising from the change of dependency of some business units. This concerns Asset Management and Private Banking and Retail Banking. The business areas’ definitions and contents are as follows:

•
European Retail Banking: This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. The area is made up of five units: Santander Central Hispano Retail Banking, Banesto, Portugal, Consumer Finance and On-line Banking.

•	Banesto (included in European Retail Banking): This covers Banesto’s contribution to the Group, after applying the aforementioned criteria. As a result, the figures do not coincide with those published by Banesto.

•
Retail Banking Latin America: This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channelled through specialized business units.

In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. The amortization of goodwill, which is beyond the Group’s management of business, and country-risk provisions are included in Financial Management and Equity Stakes.

•
Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•
Global Wholesale Banking: This area covers Santander Central Hispano’s Corporate Banking in Spain, the rest of Europe and New York, the treasury units in Madrid and New York, as well as investment banking throughout the world.

•
Financial Management and Equity Stakes: This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of global shareholders’ equity through issues and securitization. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It incorporates too the accelerated amortization of goodwill and country-risk but, as previously stated, not the costs related to the Group’s central services.

The area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the total income of Portugal and Latin America continues to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

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Main data by business areas

Million euros	Net operating income			Net attributable income (cash-basis)			Efficiency (%)

		Var. o/ 2002			Var. o/ 2002

	2003	Amount	(%)	2003	Amount	(%)	2003	2002

European Retail Banking	3,329.5	519.3	18.48	1,761.6	195.9	12.51	45.75	50.04

Santander Central Hispano	1,657.5	273.9	19.80	926.5	140.5	17.87	45.44	50.00

Banesto	692.6	83.5	13.71	379.9	(34.3)	(8.28)	48.46	51.44

Portugal	380.1	14.1	3.85	213.2	22.0	11.48	48.42	49.38

Consumer Finance in Europe	594.4	153.0	34.66	259.7	50.6	24.18	37.57	43.34

Retail Banking Latin America	1,653.6	(550.9)	(24.99)	1,064.5	(34.1)	(3.10)	54.86	54.01

Asset Management and Private Banking	416.6	(59.8)	(12.55)	319.6	(7.4)	(2.26)	43.99	41.94

Global Wholesale Banking	383.2	38.3	11.11	225.6	49.2	27.93	47.54	51.49

Financial Management and Equity Stakes	(62.3)	208.0	(76.96)	(237.9)	26.7	(10.10)	—	—

Total	5,720.7	154.9	2.78	3,133.3	230.4	7.94	49.34	52.28

	ROE (cash-basis) (%)		NPL ratio (%)		NPL coverage (%)

	2003	2002	2003	2002	2003	2002

European Retail Banking	19.51	19.03	1.09	1.41	209.82	161.99

Santander Central Hispano	22.40	21.34	0.73	1.08	262.87	170.14

Banesto	15.57	17.28	0.66	0.78	339.32	274.57

Portugal	16.88	15.49	2.30	2.27	125.44	110.77

Consumer Finance in Europe	22.35	24.73	2.08	2.84	150.48	143.72

Retail Banking Latin America	29.03	22.97	3.90	4.08	125.08	113.66

Asset Management and Private Banking	59.38	66.08	0.19	0.24	—	—

Global Wholesale Banking	13.32	9.34	0.70	1.21	308.38	196.37

Total	17.37	16.04	1.55	1.89	165.19	139.94

	Number of employees		Number of branches

	2003	2002	2003	2002

European Retail Banking	41,644	42,856	5,096	5,027

Santander Central Hispano	20,747	21,267	2,548	2,506

Banesto	9,954	10,022	1,695	1,679

Portugal	6,900	7,175	670	659

Consumer Finance in Europe	3,847	3,908	182	181

Retail Banking Latin America	52,229	52,430	3,878	4,021

Asset Management and Private Banking	6,606	6,149	189	195

Global Wholesale Banking	2,288	2,559	36	38

Financial Management and Equity Stakes	271	184	—	—

Total	103,038	104,178	9,199	9,281

Net attributable income by operating business areas

Santander Group | January - December 2003  26

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Analysis by business areas

European Retail Banking

Million euros			Variation

	2003	2002	Amount	(%)

Income statement
Net interest revenue	4,633.1	4,474.3	158.7	3.55

Net fees and commissions	2,115.4	1,964.2	151.2	7.70

Basic revenue	6,748.4	6,438.5	309.9	4.81

Trading gains	175.7	95.9	79.8	83.13

Net operating revenue	6,924.1	6,534.4	389.7	5.96

Personnel and general expenses	(3,168.0)	(3,269.7)	101.7	(3.11)

a) Direct	(2,732.3)	(2,795.1)	62.8	(2.25)

Personnel expenses	(1,992.1)	(2,025.8)	33.7	(1.66)

General expenses	(740.1)	(769.2)	29.1	(3.78)

b) Assigned	(435.7)	(474.6)	38.9	(8.19)

Depreciation	(365.7)	(396.4)	30.7	(7.74)

Other operating costs	(61.0)	(58.2)	(2.7)	4.71

Net operating income	3,329.5	2,810.2	519.3	18.48

Income from equity - accounted holdings	87.9	72.2	15.8	21.85

Net provisions for loan - losses	(895.0)	(640.4)	(254.6)	39.76

Other income	57.3	(44.5)	101.8	—

Income before taxes	2,579.7	2,197.4	382.3	17.40

Net consolidated income	1,862.7	1,636.6	226.0	13.81

Net attributable income	1,761.6	1,565.7	195.9	12.51

			Variation

	2003	2002	Amount	(%)

Balance sheet
Loans	125,137.2	109,207.8	15,929.4	14.59

Government securities	4,009.4	4,029.5	(20.1)	(0.50)

Due from banks	31,512.5	22,203.5	9,309.0	41.93

Investment securities	9,636.3	6,911.7	2,724.6	39.42

Tangible and intangible assets	2,979.6	3,180.2	(200.5)	(6.31)

Other assets	7,466.7	7,960.4	(493.7)	(6.20)

Total Assets / Liabilities	180,741.7	153,493.0	27,248.7	17.75

Customer deposits	93,282.1	90,254.8	3,027.3	3.35

Debt securities	13,035.9	7,401.3	5,634.6	76.13

Subordinated debt	1,211.5	1,017.7	193.7	19.03

Due to banks	39,501.3	32,954.0	6,547.2	19.87

Other liabilities	23,874.2	13,445.6	10,428.5	77.56

Capital assigned	9,836.9	8,419.5	1,417.3	16.83

Other managed funds (off - balance sheet)	61,716.8	53,224.9	8,491.9	15.95

Mutual funds	53,066.9	45,855.6	7,211.3	15.73

Pension funds	6,842.4	6,094.0	748.4	12.28

Managed portfolios	1,807.5	1,275.2	532.2	41.74

Customer funds	169,246.3	151,898.7	17,347.6	11.42

Total managed funds	242,458.6	206,717.9	35,740.6	17.29

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European Retail Banking

European Retail Banking is the largest business of the Santander Group. Its relative share of the total business volume and of earnings increased during 2003, accounting at the end of December for 52% of total customer funds, 72% of loans and 52% of net attributable income.

The area’s good performance is underscored by the 18.5% rise in net operating income. The main factors at play were more revenue from commissions, lower operating costs and improved efficiency, as well as positive growth in net interest revenue.

This performance also reflects the increase in business, with further growth in lending, the drive in mutual funds, pension plans and insurance, and the improvement in deposits.

Net interest revenue was EUR 4,633.1 million, 3.5% more than in 2002 as a result of the net effect of increased business and narrower spreads from lower interest rates. Net fee income and commissions rose 7.7% to EUR 2,115.4 million. Growth largely occurred in Retail Banking in Spain and Portugal. Trading gains’ relative share of net operating revenue remained moderate (2.5%). Net operating revenue was EUR 6,924.1 million.

One of the most noteworthy features of European Retail Banking is containment of operating expenses. They declined 3.1% (personnel expenses: -1.7%; general: -3.8%; assigned: -8.2%).

The positive performance of personnel and general expenses was due to lower costs at Santander Central Hispano Retail Banking (-4.1%). Costs at Consumer Finance in Europe, a growing activity, rose by 3.7% (+19.7% in net operating revenue).

As a result, the efficiency ratio improved by 4.3 percentage points in 2003 (from 50.0% to 45.7%).

Net operating income grew 18.5% to EUR 3,329.5 million.

The most significant item between net operating income and income before taxes is net provisions for loan-losses, which increased 39.8%. This was chiefly due to statistical provisions and greater lending, reflected in more provisions of a generic nature.

Income before taxes was 17.4% higher at EUR 2,579.7 million.

Net attributable income, after deducting corporate tax and minority interests, rose 12.5% to EUR 1,761.6 million. The difference between income before taxes and net attributable income was largely due to the increased minority interests at Banesto, as a result of the placement of shares made at the end of 2002, and the higher corporate tax charge this year at both Banesto and Consumer Finance in Europe. ROE was 19.5% (19.0% in 2002).

The quarterly performance was very positive. Net operating income (EUR 866.8 million) in the fourth quarter set a new record. It increased every quarter and was 29.8% more than the fourth quarter of 2002. The increases were the result of rises in revenue (net operating revenue increased for the fifth quarter running) and lower costs.

Net attributable income in the fourth quarter remained at around EUR 450 million, in line with that of the second and third quarters and 35.9% more than the fourth quarter of 2002.

Of note was the 14.6% rise in lending (+17.2% excluding securitizations) and the 11.4% increase in customer funds.

Of note in lending was the growth in new loans (+81% in the Santander network and 45% at Banesto for all mortgages). The Banesto Group’s year-on-year growth in lending (excluding the impact of securitization) was 20.3% and 21.0% at the Santander network, both higher than the average rise for the banking sector. New lending to companies also registered double digit growth in both networks. New loans in Consumer Finance rose 14.3%.

With regard the capturing of funds, the focus is on mutual and pension funds and insurance. In Spain, growth in mutual funds was 15.2% and also 13.9% in pension plans. Insurance premiums rose 85.4%.

The strongest growth in Portugal came from mutual funds (+18.5%), pension plans (+6.6%) and insurance (+44.8%).

In short, the Group’s business policy was successful in all businesses in Europe and all components performed equally well. As regards business volumes, lending rose strongly, mainly mortgages, mutual funds and insurance. In earnings, revenues picked up, with progress in net fees and commissions and cost control, and improved efficiency.

Santander Group | January - December 2003  28

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Analysis by business areas

Santander Central Hispano Retail Banking

Million euros			Variation

	2003	2002	Amount	(%)

Income statement Net interest revenue	2,064.8	2,064.8	0.1	0.00

Net fees and commissions	1,316.0	1,144.4	171.7	15.00

Basic revenue	3,380.9	3,209.1	171.8	5.35

Trading gains	50.8	40.8	10.0	24.48

Net operating revenue	3,431.7	3,249.9	181.8	5.59

Personnel and general expenses	(1,559.2)	(1,625.1)	65.9	(4.05)

a) Direct	(1,186.3)	(1,199.6)	13.3	(1.11)

Personnel expenses	(987.0)	(999.4)	12.4	(1.24)

General expenses	(199.3)	(200.2)	0.9	(0.45)

b) Assigned	(373.0)	(425.5)	52.6	(12.35)

Depreciation	(178.1)	(184.7)	6.6	(3.57)

Other operating costs	(36.9)	(56.6)	19.7	(34.89)

Net operating income	1,657.5	1,383.6	273.9	19.80

Income from equity - accounted holdings	—	—	—	—

Net provisions for loan - losses	(371.7)	(284.8)	(86.9)	30.51

Other income	3.6	(5.0)	8.6	—

Income before taxes	1,289.4	1,093.8	195.6	17.89

Net consolidated income	927.7	787.2	140.5	17.85

Net attributable income	926.5	786.0	140.5	17.87

			Variation

	2003	2002	Amount	(%)

Balance sheet Loans	60,012.4	49,646.5	10,365.9	20.88

Government securities	—	—	—	—

Due from banks	21.5	29.9	(8.4)	(28.11)

Investment securities	1.1	1.3	(0.2)	(13.00)

Tangible and intangible assets	1,612.2	1,719.4	(107.2)	(6.24)

Other assets	866.8	994.6	(127.9)	(12.86)

Total Assets / Liabilities	62,513.9	52,391.7	10,122.2	19.32

Customer deposits	42,426.9	42,606.9	(180.0)	(0.42)

Debt securities	387.5	553.4	(165.9)	(29.99)

Subordinated debt	—	—	—	—

Due to banks	332.6	553.2	(220.5)	(39.87)

Other liabilities	14,724.4	4,774.9	9,949.6	208.37

Capital assigned	4,642.5	3,903.4	739.1	18.94

Other managed funds (off - balance sheet)	42,654.8	37,267.4	5,387.5	14.46

Mutual funds	37,888.7	33,047.3	4,841.3	14.65

Pension funds	4,766.2	4,220.1	546.1	12.94

Managed portfolios	—	—	—	—

Customer funds	85,469.2	80,427.7	5,041.5	6.27

Total managed funds	105,168.8	89,659.1	15,509.7	17.30

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Santander Central Hispano Retail Banking had a significant year in 2003 as it consolidated the positive performance as of the start of the year, both in business volumes and earnings. Net attributable income rose 17.9% to EUR 926.5 million.

There were four main factors at play: the business drive, with noteworthy levels of new activity (for example, in mutual funds and mortgages) and growth in the average balances of both lending and customer funds; management of interest rates in a difficult and competitive environment; the drive in commissions for products and services and adequate management of costs.

Greater business together with management of spreads and the sharp rise in financial commissions (+27%) neutralized the impact of lower interest rates on spreads of deposits and helped to generate net interest revenue of EUR 2,064.8 million. This amount was very much in line with 2002 and was 4.2% higher including the positive result of the ALCO positions, which are not assigned to Retail Banking.

Commissions from services and trading gains, which all came from derivatives and currencies, increased 15% to EUR 1,366.8 million. Net operating revenue was 5.6% higher at EUR 3,431.7 million.

Personnel and general expenses continued to be tightly controlled and were 4.1% lower than in 2002. The efficiency ratio improved by 4.6 points to 45.4% and the recurrence ratio by 14 points to 84.4%.

Net operating income increased 19.8% to EUR 1,657.5 million, almost all of which fed through to net attributable income (+17.9%), despite the sharp rise in loan-loss provisions (+30.5%), the result of the impact of the rise in lending on generic and statistical provisions.

Credit risk quality performed well; specific provisions dropped 37.7% and the ratio of non-performing loans was 0.73%, lower than in 2002.

The fourth quarter was a record one for all revenues compared with all the quarters of 2002 and the first, second and third quarters of 2003. This underscored the clear upward trend in revenues as of the beginning of the year.

Of note was the higher net interest revenue in all quarters, as well as a notable rise in net fees and commissions, which in the fourth quarter amounted to EUR 351.9 million, 9.8% more than in the third quarter and more than 17% higher than the first quarter of 2003.

The pillars that supported business development were many and balanced, making the performance even more noteworthy. The 21% growth in lending came from both mortgages (+31%, mainly for individual customers) as well as other loans (+13%), leasing and renting (+21%), and commercial bills (+11%). The latter are concentrated in companies, a segment that increased 23%.

The different lines of customer funds also improved during 2003, albeit with more modest rates of growth (+6.3%). Growth was negative at the beginning of the year and the final figure was due to demand deposits (+8.6%), mutual funds (+14.6%) and pension plans (+12.9%).

At the same time, there was a significant drop in the cost of deposits and an improvement in average customer spreads in the case of funds.

Santander Central Hispano was again in the forefront in 2003 in product innovation. While certain types of deposits set the pace to a large extent in the markets in 2002 and the first steps were taken in guaranteed funds, in 2003 the range of guaranteed funds was completed and active management funds launched. Products such as Superselección, Súper 100 and Súper 120 enabled us to place more than EUR 7,000 million, and EUR 1,400 million in active management funds. This large volume kept us in first place in the ranking.

The Santander Central Hispano network was also innovative in lending. The launch of the Superoportunidad range of mortgages (a record EUR 5,000 million of new loans during the six month promotion) was the key to the success. Total new mortgages in 2003 amounted to EUR 12,000 million, almost double that of 2002.

Also noteworthy was the sale of life and household insurance. The volume of insurance premiums and revenue was more than double that of 2002 and as a result we gained market share and reached the second position.

Santander Group | January - December 2003  30

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Analysis by business areas

Banesto

Million euros			Variation

	2003	2002	Amount	(%)

Income statement
Net interest revenue	1,058.9	1,002.7	56.1	5.60

Net fees and commissions	462.4	432.1	30.3	7.01

Basic revenue	1,521.2	1,434.8	86.4	6.02

Trading gains	57.1	47.0	10.2	21.66

Net operating revenue	1,578.4	1,481.8	96.6	6.52

Personnel and general expenses	(764.8)	(762.3)	(2.5)	0.33

a) Direct	(738.6)	(738.4)	(0.2)	0.02

Personnel expenses	(545.2)	(543.5)	(1.7)	0.32

General expenses	(193.4)	(194.9)	1.6	(0.80)

b) Assigned	(26.2)	(23.9)	(2.4)	9.92

Depreciation	(101.1)	(96.4)	(4.7)	4.85

Other operating costs	(19.9)	(14.0)	(5.9)	41.88

Net operating income	692.6	609.1	83.5	13.71

Income from equity - accounted holdings	74.4	56.1	18.3	32.59

Net provisions for loan - losses	(171.4)	(118.3)	(53.1)	44.91

Other income	27.1	15.4	11.7	76.18

Income before taxes	622.7	562.3	60.4	10.74

Net consolidated income	436.4	434.1	2.3	0.53

Net attributable income	379.9	414.2	(34.3)	(8.28)

			Variation

	2003	2002	Amount	(%)

Balance sheet
Loans	31,250.3	26,701.7	4,548.6	17.03

Government securities	4,009.4	4,029.5	(20.1)	(0.50)

Due from banks	12,627.5	8,265.9	4,361.7	52.77

Investment securities	4,243.2	4,632.1	(388.9)	(8.40)

Tangible and intangible assets	785.8	890.4	(104.5)	(11.74)

Other assets	4,479.4	4,591.6	(112.2)	(2.44)

Total Assets / Liabilities	57,395.7	49,111.1	8,284.6	16.87

Customer deposits	28,637.0	25,498.5	3,138.5	12.31

Debt securities	5,658.3	2,601.6	3,056.7	117.49

Subordinated debt	762.1	468.1	294.0	62.81

Due to banks	13,873.0	12,085.6	1,787.4	14.79

Other liabilities	5,858.1	6,218.8	(360.7)	(5.80)

Group capital and reserves	2,607.2	2,238.5	368.7	16.47

Other managed funds (off - balance sheet)	11,745.7	9,996.7	1,748.9	17.50

Mutual funds	10,330.5	8,743.0	1,587.5	18.16

Pension funds	1,190.4	1,046.0	144.4	13.80

Managed portfolios	224.8	207.7	17.1	8.22

Customer funds	46,803.1	38,564.9	8,238.2	21.36

Total managed funds	69,141.3	59,107.8	10,033.5	16.97

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The Banesto Group’s income before taxes was 11.2% higher than in 2002 at EUR 639.8 million. The continued high volume of business with gains in market share, development of new projects and business plans, tight control of operating costs and adequate management of customer spreads produced higher revenues.

As in the other business areas, Banesto’s income statement has been drawn up in accordance with the criteria set out on page 25 of this Report, as a result of which these figures are not the same as its independent ones.

Net interest revenue increased 5.6% to EUR 1,058.9 million, despite the fall in interest rates in 2003.

Net fees and commissions grew 7.0% to EUR 462.4 million. Those from mutual and pension funds increased 7.8% and 6.6% from services. Of particular note was the growth in commissions from cards, spurred by the success of the Visa Banesto 1,2,3 card whose revenue rose 35.6%.

Trading gains were 21.7% higher at EUR 57.1 million. This was largely due to increased distribution of treasury products to customers, which strengthened the recurring element of these earnings.

Net operating revenue rose 6.5% to EUR 1,578.4 million.

Personnel and general expenses were flat, which together with the growth in net operating revenue produced a further improvement in the efficiency ratio to 48.5% from 51.4% in 2002.

Net operating income rose 13.7% to EUR 692.6 million.

Income from equity-accounted holdings increased 32.6% to EUR 74.4 million, due to the higher earnings of companies consolidated under this method.

Net provisions for loan-losses rose 44.9% to EUR 171.4 million, basically due to the larger balance of lending. Generic and statistical provisions account for 79.1% of total provisions in the period. The allocation for statistical provisions was EUR 91.8 million, bringing the total in the fund to EUR 335 million. Country-risk recoveries amounted to EUR 21.6 million, up from EUR 6.5 million in 2002.

Income before taxes increased 10.7% to EUR 622.7 million, reflecting the Bank’s business progress. Net attributable income was EUR 379.9 million after deducting minority interests and a corporate tax charge 45.3% higher because of the gradual expiry of the tax credit that existed in prior years.

Lending, adjusted for securitization, increased 20.3% to EUR 34,218 million. Lending to the private sector grew 24.8%, with secured loans up 41.4%, and the portfolio of commercial bills increased 19.0%. Banesto’s market share of lending by commercial banks rose by 0.6 points to 8.1%.

This gain in market share was achieved, furthermore, with a fall in the ratio of non-performing loans (NPLs) from 0.78% in 2002 to 0.66% in 2003. Coverage rose from 275% to 339% over the same period.

On-balance sheet customer funds amounted to EUR 35,057 million, 22.7% more than in 2002, and off-balance sheet funds were 17.5% higher. Total customer funds grew 21.4% to EUR 46,803 million. Banesto’s market share of private sector deposits managed by commercial banks plus mutual funds reached 8.5%, a rise of 1.0 points.

Lastly, there were some significant developments during the fourth quarter:

•	The issue in December of EUR 131 million of preferred shares, which increased Banesto’s already comfortable level of equity.

•	The establishment of a new mortgage securitization fund (“Banesto FTH 4”), with loans contributed by Banesto, amounting to EUR 1,500 million in December.

•	The creation of an early retirement fund, approved by the Bank of Spain, for 350 people and with EUR 114 million, of which EUR 74 million was charged to freely available reserves.

•	The approval at shareholder meetings of Banesto’s absorption of Banco de Vitoria, formalized on January 2004.

Santander Group | January - December 2003  32

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Analysis by business areas

Retail Banking Portugal

Million euros			Variation

	2003	2002	Amount	(%)

Income statement
Net interest revenue	613.2	649.1	(35.9)	(5.53)

Net fees and commissions	232.0	185.2	46.8	25.29

Basic revenue	845.2	834.3	11.0	1.32

Trading gains	7.1	16.9	(9.9)	(58.26)

Net operating revenue	852.3	851.2	1.1	0.13

Personnel and general expenses	(412.7)	(420.3)	7.6	(1.81)

a) Direct	(398.2)	(406.4)	8.3	(2.04)

Personnel expenses	(255.9)	(261.2)	5.3	(2.04)

General expenses	(142.3)	(145.2)	3.0	(2.04)

b) Assigned	(14.5)	(13.8)	(0.7)	4.98

Depreciation	(56.1)	(61.1)	5.0	(8.17)

Other operating costs	(3.5)	(3.9)	0.4	(10.31)

Net operating income	380.1	366.0	14.1	3.85

Income from equity - accounted holdings	0.0	4.0	(4.0)	(100.00)

Net provisions for loan - losses	(107.7)	(50.6)	(57.2)	113.04

Other income	19.7	(47.0)	66.7	—

Income before taxes	292.0	272.4	19.6	7.19

Net consolidated income	248.9	235.7	13.1	5.57

Net attributable income	213.2	191.2	22.0	11.48

			Variation

Business highlights	2003	2002	Amount	(%)

Loans*	17,971.5	20,859.0	(2,887.5)	(13.84)

Customer funds on balance sheet	17,310.9	18,151.0	(840.1)	(4.63)

Mutual funds	4,681.3	3,950.4	730.9	18.50

Pension funds	869.6	815.5	54.2	6.64

Life assurance based savings plan	1,411.5	975.2	436.3	44.75

(*).- Excluding securitization effect: +4.2%

The Totta Group generated net attributable income of EUR 251.0 million, 12.5% more than in 2002. The efficiency ratio was 46.5% and ROE above 18%. These results were achieved in the worst year for the Portuguese economy of the last decade, (GDP shrank 1%), which, however, is showing some signs of recovery in 2004.

The main factors behind the 5.5% fall in net interest revenue in the retail network were the liquidity gap in the Portuguese financial system, lower interest rates and the focus on low risk assets and off-balance sheet funds. This decline was offset by the excellent performance of fees and commissions (+25%). Of note were commissions linked to insurance (+76%), mortgages (+88%), mutual funds (+32%) and cards (+23%).

Lower operating costs improved the efficiency ratio by 96 basis points to 48.4% and enabled net operating income to rise 3.9%.

The conservative policy for loan-loss provisions and tougher requirements in the granting of loans kept the ratio of non-performing loans stable at 2% (going against the market’s cycle) and coverage increased to 125%.

In funds, the focus was on mutual funds and life assurance based savings plans, which increased 18.5% and 44.8%, respectively. In lending, the emphasis was on mortgages (+13.9%), consumer loans and credit from cards. Such growth brought the market share for mutual funds to 19% and 16% in mortgages, above the “natural” share of 11%.

Total Portugal

Million euros			Variation

	2003	2002	Amount	(%)

Net attributable income “proforma”	251.0	223.1	27.9	12.51

Retail Banking	213.2	191.2	22.0	11.48

Global areas	37.9	31.9	6.0	18.70

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Consumer Finance in Europe

Million euros			Variation

	2003	2002	Amount	(%)

Income statement Net interest revenue	863.8	686.7	177.1	25.78

Net fees and commissions	79.5	158.6	(79.1)	(49.88)

Basic revenue	943.3	845.3	98.0	11.59

Trading gains	52.0	(13.5)	65.5	—

Net operating revenue	995.3	831.9	163.5	19.65

Personnel and general expenses	(373.9)	(360.5)	(13.4)	3.72

a) Direct	(362.0)	(351.7)	(10.3)	2.92

Personnel expenses	(187.0)	(186.1)	(0.9)	0.48

General expenses	(174.9)	(165.5)	(9.4)	5.67

b) Assigned	(12.0)	(8.8)	(3.1)	35.61

Depreciation	(27.6)	(47.3)	19.7	(41.70)

Other operating costs	0.6	17.4	(16.8)	(96.35)

Net operating income	594.4	441.4	153.0	34.66

Income from equity - accounted holdings	13.5	12.0	1.5	12.60

Net provisions for loan - losses	(222.7)	(155.8)	(66.8)	42.90

Other income	13.5	6.0	7.5	124.13

Income before taxes	398.7	303.6	95.2	31.34

Net consolidated income	267.3	214.6	52.7	24.56

Net attributable income	259.7	209.1	50.6	24.18

			Variation

Business highlights	2003	2002	Amount	(%)

New business	11,671.3	10,208.1	1,463.2	14.33

Loans	16,873.2	12,814.3	4,059.0	31.68

Customer funds on balance sheet	9,863.4	5,470.5	4,392.9	80.30

The Group conducts Consumer Finance in Europe via its subsidiary Santander Consumer Finance. Most of the activity is in auto financing, personal loans and personal and credit cards.

New loans in 2003 amounted to EUR 11,671.3 million, 14.3% more than in 2002. Particularly noteworthy, given the slowdown in these countries in these sectors, was the 12.1% growth in auto financing (Spain and Portugal, 18.5%; Italy, 7.4%, and Germany, 9.8%). Net lending, including the fixed assets in renting and securitized assets, was EUR 18,453.6 million, 17% higher than in 2002.

Net attributable income was 24.2% higher at EUR 259.7 million. Net operating income rose 34.7%, based on solid net operating revenue (+19.7%) and moderate increase of operating costs (+3.7%). The efficiency ratio improved by 5.8 points to 37.6%. The ratio of non-performing loans dropped to 2.08%.

Spain and Portugal

Strong activity was notable across different segments. In cars, the number of units financed rose 20% compared to growth of only 3% in car sales. As a result, our market share increased to 10% of total sales and 26% of those financed.

In mortgages, direct and indirect activity (via UCI) grew at a faster pace than the market (more that 31%). Growth in consumer finance was more than 13%, and the number of cards managed was 7.9 million. Growth in insurance remained at the high pace of 2002, and premium income grew 72%. New business rose 17.5%, net operating income increased 40.7% and the efficiency ratio improved 7.2 points to 35.1%.

Germany

The CC-Bank Group, which operates via CC-Bank AG and subsidiaries in Germany, Austria, the Czech Republic, Hungary and Poland, registered growth of 9.8% in auto financing and more than 34% in other consumer goods.

Net interest revenue and net operating income rose by 40.0% and 28.1% respectively. The efficiency ratio improved from 42.9% in 2002 to 38.3%.

Italy

New business increased 14%, with direct loans up 37%. Net operating revenue was 36.1% higher and net operating income rose 63%. The efficiency ratio improved from 48.8% to 40.3%.

Santander Group | January - December 2003  34

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Analysis by business areas

Retail Banking Latin America

Million euros			Variation

	2003	2002	Amount	(%)

Income statement Net interest revenue	2,965.3	4,589.3	(1,623.9)	(35.39)

Net fees and commissions	1,036.0	1,267.9	(231.9)	(18.29)

Basic revenue	4,001.3	5,857.2	(1,855.9)	(31.69)

Trading gains	501.3	103.6	397.7	384.05

Net operating revenue	4,502.6	5,960.8	(1,458.2)	(24.46)

Personnel and general expenses	(2,470.0)	(3,219.3)	749.2	(23.27)

a) Direct	(2,339.1)	(3,082.4)	743.3	(24.11)

Personnel expenses	(1,270.4)	(1,643.0)	372.5	(22.67)

General expenses	(1,068.6)	(1,439.4)	370.8	(25.76)

b) Assigned	(131.0)	(136.9)	5.9	(4.32)

Depreciation	(280.9)	(336.8)	55.8	(16.58)

Other operating costs	(98.0)	(200.2)	102.2	(51.03)

Net operating income	1,653.6	2,204.5	(550.9)	(24.99)

Income from equity - accounted holdings	(4.8)	(1.6)	(3.3)	209.18

Net provisions for loan - losses	(340.6)	(1,054.2)	713.6	(67.69)

Other income	74.3	145.4	(71.0)	(48.85)

Income before taxes	1,382.5	1,294.2	88.4	6.83

Net consolidated income	1,197.4	1,172.7	24.8	2.11

Net attributable income	1,064.5	1,098.5	(34.1)	(3.10)

			Variation

	2003	2002	Amount	(%)

Balance sheet Loans	28,234.7	32,567.4	(4,332.7)	(13.30)

Due from banks	16,480.6	16,623.7	(143.1)	(0.86)

Investment securities	20,896.3	22,620.9	(1,724.6)	(7.62)

Tangible and intangible assets	1,435.7	1,590.6	(154.9)	(9.74)

Other assets	9,567.1	10,507.4	(940.2)	(8.95)

Total Assets / Liabilities	76,614.3	83,909.8	(7,295.6)	(8.69)

Customer deposits	35,851.3	39,739.7	(3,888.4)	(9.78)

Debt securities	4,397.9	5,374.4	(976.6)	(18.17)

Subordinated debt	531.8	604.0	(72.2)	(11.95)

Due to banks	25,414.3	27,753.9	(2,339.6)	(8.43)

Other liabilities	6,785.1	6,810.1	(25.0)	(0.37)

Capital assigned	3,633.9	3,627.8	6.2	0.17

Other managed funds (off - balance sheet)	27,765.0	24,626.8	3,138.2	12.74

Mutual funds	12,258.3	10,288.7	1,969.6	19.14

Pension funds	11,972.5	10,858.5	1,114.0	10.26

Managed portfolios	3,534.2	3,479.6	54.6	1.57

Customer funds	68,545.9	70,344.9	(1,798.9)	(2.56)

Total managed funds	104,379.2	108,536.6	(4,157.4)	(3.83)

Variation (%)

excl. exch. rate

Business highlights

Gross Loans	(1.85)

Customer funds on balance sheet	4.05

Mutual funds	29.53

Pension funds	21.83

Total managed funds	11.18

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Latin America’s economic environment improved in 2003 after four years of very low growth and very volatile financial markets. Economic growth averaged around 1% and country risk was much lower. The average depreciation of Latin American currencies against the dollar eased significantly during 2003, with a total depreciation of average exchange rates of 13%, to which must be added the dollar’s slide against the euro of 17%. Interest rates tended to fall throughout the region particularly in the second half of the year, mainly in Brazil, Mexico, Puerto Rico and Venezuela. The gradual improvement in risk perception by international investors, the greater stability of currencies and lower inflation expectations enabled many central banks to significantly soften their monetary policies. Nominal interest rates fell sharply in Brazil, Mexico, Puerto Rico and Venezuela among other countries, which together with lower inflation produced negative real interest rates in several countries.

Retail Banking in Latin America generated net attributable income of EUR 1,064.5 million, 3.1% less than in 2002. Eliminating the impact of currency depreciation, net attributable income increased 32.7%. Net income (not affected by changes in minority interests) rose 2.1% (+36.8% eliminating the exchange rate effect). Total net attributable income (retail banking plus other businesses) was EUR 1,318.5 million, 4.6% lower than in 2002 and 28.5% higher at constant exchange rates.

The Group’s significant position in Latin America is underlined by its leading position in earnings, its financial strength, its high degree of diversification (by countries, businesses and products, etc), and by the breadth and depth of its franchise, with 12 million individual customers, more than 500,000 SMEs, 4,052 branches and 11,762 Cash dispensers.

The size of the Group’s franchise is also underscored by its market shares, which are particularly significant in the strategically most important areas and countries. The Group’s market share in South-Southeast Brazil, which is the most attractive area in this country, is close to 10%, 13.1% in Mexico, 18.5% in Chile, 12.0% in Puerto Rico and 11.7% in Venezuela.

The strategic focus of management in 2003 was organic growth of the most recurrent revenues on the foundations of a business model clearly focused on the customer, highly segmented, backed up by leading-edge technology, with adequate management of costs and a medium-low risk profile based on high quality lending and close tracking of financial risks.

The dividend payment policy was maintained in 2003 (disbursement of US$1,116 million).

Other issues that should also be taken into account when analyzing the financial information in Latin America are:

•
Argentina: In response to the exceptional circumstances since the end of 2001, the Santander Group set aside provisions for all its capital investment in the country (including goodwill), as well as all intragroup cross-border risk and the regulatory needs of country-risk with third parties. As in 2002, during 2003 these provisions made Argentina’s contribution to Group earnings zero. The local management adapted its strategy to the country’s situation giving priority to restoring liquidity to the pre-crisis levels, developing transactional business and activities generating commissions, recovery of deteriorated portfolios, gradually cleaning up assets and adjusting the headcount and the number of branches.

The country is improving and with it the Banco Río’s situation. The Santander Group has full confidence in Argentina; its subsidiary Banco Río will begin to make a positive contribution to Group earnings in the near future.

•
Between 2002 and 2003 the following changes in the accounting perimeter for the Group in Latin America were made: the stake in Banco Santiago was increased with the purchase of a further 35.45% on April 17, 2002 (which only affects net attributable income); the retail banking business in Peru was sold in the fourth quarter of 2002 and 24.9% of Grupo Santander Serfin was sold to Bank of America (impact as of February 28, 2003). Under the latter transaction the two banks agreed to promote each other’s business in banking for individual customers and corporate banking.

•
As already mentioned, the earnings performance (in euros) was affected by the depreciation of Latin American currencies. The largest depreciations of average exchange rates were those of the Brazilian real (from 2.64 to 3.46 per euro), the Mexican peso (from 9.06 to 12.18 per euro) and the Venezuelan bolivar (from 1,026 to 1,814 per euro). Venezuela, furthermore, imposed exchange controls in February 2003, establishing the exchange rate at 1,598 bolivars per US dollar where it remained throughout the year. The pace of the depreciation of Latin American currencies as a whole slowed during 2003. There was an average weighted depreciation of the currencies of 11% against the euro between 31.12.02 and 31.12. 03. This depreciation was significantly lower than that of average exchange rates.

The main features of the performance of Retail Banking Latin America in 2003 were:

•
The Group continued to focus on basic revenue, net of provisions, which benefited from the improved structure of the balance sheet, the substantial reduction in credit risk premiums (from 2.59% to 1.09%) and, above all, the development of commission-generating businesses, particularly those considered strategic (credit cards, foreign trade, cash management, mutual funds and insurance). Adequate management of asset and liability prices was

Santander Group | January - December 2003  36

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Analysis by business areas

particularly important in the second half of the year, due to the sharp fall in interest rates in Brazil and Mexico which generate 66% of the Group’s net interest revenue in Latin America. Excluding the impact of currency depreciation, net basic revenue increased 2.9% in 2003.

•	Trading gains rose significantly, and were particularly affected by the capital losses from the sale of debt portfolios, mainly in Brazil.

•	Net operating revenue (ordinary revenue less the risk premium) amounted to EUR 4,162.0 million, 11.2% more than in 2002 after eliminating the exchange rate impact. The variation in euros was -15.2%.

•
Personnel and general expenses dropped 1.1%, after eliminating the exchange rate impact, despite high inflation which largely affected Brazil and Venezuela. In euros, costs dropped 23.3%. In the last months of 2003 costs related to specific projects (some local, others regional) under the business drive began to be recorded, taking advantage of the better economic climate and the Group’s strategic position.

•
The large effort made in loan loss provisions in 2002, accompanied by a noticeable improvement in the region’s economy allowed a 46.6% reduction in provisions in 2003 at constant exchange rates (67.7% in euros). The NPL ratio was 3.90% and coverage was 125%, an improvement on 2002 figures in both cases.

•
Retail Banking generated net attributable income of EUR 213.8 million in the fourth quarter. Discounting the impact of the increase in minority interests (mainly the sale of a stake in Santander Serfin to Bank of America), net attributable income was EUR 250.7 million. Net attributable income in the fourth quarter of 2002 was EUR 243.0 million.

•
ROE of Retail Banking was 29.0% (23.0% in 2002). The 5.6% growth in net fees and commissions, after eliminating the exchange rate effect, pushed up the recurrence ratio from 39.4% in 2002 to 41.9% in 2003, while the efficiency ratio stood at 54.9% (54.0% in 2002).

•	Business volumes were also affected by currency depreciation. Customer lending dropped 13.1% in euros

(-1.9% after eliminating the exchange rate effect). Deducting the IPAB notes in Mexico, whose maturities amounted to EUR 2,702 million, lending rose 5.4% excluding the exchange rate impact.

Customer funds (deposits, mutual funds and pension funds) increased 1.7% in euros in 2003 (+14.9% excluding the exchange rate impact). Mutual funds grew at a faster pace (+29.5% in local currency) than deposits (+8.2% in local currency), benefiting from the decline in interest rates in almost all countries. Pension funds increased 21.8% in local currency. Generally speaking, the pace of growth quickened in the second half of 2002, particularly in customer lending.

The performance of the main countries is detailed below:

Brazil

Santander Banespa is one of the four largest private-sector financial groups in Brazil. It has 5.1 million customers, more than 1,800 branches and over 7,000 Cash dispensers. The Group, with a market share of 4%-5% for the country as a whole, focuses on the south/southeast of the country, the richest and most developed part of the country where close to 100 million people live and which generates almost 75% of Brazil’s GDP. The Group’s presence is particularly significant in the states of Sao Paulo (where it has 1,500 branches) and Rio Grande do Sul.

On the macroeconomic front, the main features were: 1) modest GDP growth (close to zero), 2) a sharp fall in nominal official interest rates, particularly in the second half of the year (from 25.0% to 16.5%) and 3) an appreciation of the exchange rate against the euro of 1%, from 3.71 to 3.66 reales per euro between 31.12.02 and 31.12.03, although average exchange rates depreciated 24% during 2003. The greater political stability and the improved outlook for the economy not only influenced the appreciation of the real but also sharply reduced country risk, which was 463 basis points at the end of 2003 (1,387 at the beginning of the year).

The move towards lower interest rates will benefit consolidation of the economic upturn envisaged for Brazil in 2004, and step up the pace of growth of business with customers, particularly activities related to lending. Lower interest rates could, in the short term, put pressure on net interest revenue. The effect on revenues of lower interest rates

Total Latin America

Million euros			Variation

	2003	2002	Amount	(%)

Income before taxes	1,751.4	1,696.7	54.8	3.23

Net consolidated income	1,470.8	1,461.1	9.7	0.66

Net attributable income "proforma"	1,318.5	1,382.7	(64.2)	(4.65)

Retail Banking	1,064.5	1,098.5	(34.1)	(3.10)

Global areas	254.0	284.2	(30.2)	(10.61)

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could be eased by the lowering of cash reserve requirements, such as that in August for sight deposits (the non-remunerated requirement dropped from 60% to 45%).

The strategy during 2003 was focused on business development, through more actively capitalizing on the large number of clients after customer segmentation.

The Group’s business drive produced growth in deposits and mutual funds (+23.6%) and in lending (+9.5%), both in local currency terms. The increases in euros were 25.2% and 10.9%, respectively. Of note was the strong rise in loans to individual customers (consumer credit, auto financing) of 26% in local currency, while in funds lower interest rates helped to fuel growth in mutual funds (+52.6% at constant exchange rates). The pace of business growth, especially in lending, intensified in the third and fourth quarters.

Total net attributable income from Brazil in 2003 was EUR 701.0 million, 12.6% lower than in 2002 (+11.2% excluding the exchange rate impact). Of this amount, 88% (EUR 615.4 million) came from retail banking.

Net ordinary revenue (total revenue net of the credit risk premium) grew 12.4% excluding the exchange rate impact (-11.4% in euros). The efficiency ratio was 43.0%, ROE was 45.3%, the ratio of non-performing loans was 2.68% at the end of 2003 and coverage was 190%.

Net attributable income for the fourth quarter was EUR 165.3 million.

Mexico

The Santander Serfin Group is one of the leading entities in the Mexican financial system. It is the third largest banking group in Mexico in terms of business volume, but the leader in profitability, solvency and capital strength. Its market share of loans is 14.1% and 13.9% in deposits plus mutual funds. It also has a pension fund management entity, whose market share is 8.8%. After the business integration of Santander Mexicano and Serfin in the fourth quarter of 2002, the Group operated under a single brand name in 2003 (Santander Serfin). It has 2.8 million banking customers (and more than 3 million unit holders in pension funds) and a network of 1,000 branches and more than 1,800 cash dispensers in 225 cities and towns.

The Mexican economy recovered a little in 2003, although the pace of growth was still modest (+1.2%). A consistent monetary policy kept inflation low. This, together with historically low levels of country risk, helped to reduce interest rates which ended 2003 at 6.3% (28-day TIIE) as against 8.5% a year earlier. The average exchange rate, however, fell 26% against the euro. The outlook for 2004 is more favourable. GDP growth is expected to be moderate and interest rates and inflation slightly lower.

The Group developed its activity in 2003 with an efficient business model, well segmented, customer-focused and set on increasing market shares (that in lending rose 1.3 points during 2003), particularly in high return segments and products. Lending to individual customers rose 16% in 2003. Of note was the growth achieved via credit cards, while loans to SMEs increased 22%.

The Group’s expansive strategy in Mexico rests on its proven capacity in product innovation. During 2003 products were launched such as Super Cuenta Millonaria, Super Inversión Garantizada, Super Negocio and Crédito Hipotecario. These products joined other successful ones such as Serfín Light and the Uni-k card.

The Group also focused in 2003 on optimizing the customer base and developing commissions, especially in cards, cash management, foreign trade and mutual funds.

Net attributable income declined 40.4% (-15.0% at constant exchange rates) to EUR 406.4 million, of which 82% was generated by retail banking. This result reflected (in the last 10 months of 2003) the sale of 24.9% of the Serfin Group to Bank of America. Net income before minority interests, not affected by this sale, dropped 27.3% in euros (-1.9% at constant exchange rates). Net basic revenue increased 5.5% after discounting the exchange rate impact. Net fees and commissions grew 9.6% at constant exchange rates, while net interest revenue edged down 1.3%. This underscored how the strong growth in business enabled the impact of lower interest rates on the customer spread to be absorbed.

The efficiency ratio was 50.2%, the recurrence ratio stood at 63.4% and ROE at 31.6%. The Group continued to have very solid levels of asset quality, underlined by both the lowest ratio of non-performing loans (1.33% using Spain’s criteria) as well as the highest coverage (284%) of Mexico’s large banks.

Net attributable income in the fourth quarter was EUR 77.5 million (EUR 81.8 million in the third quarter).

Chile

The Santander Chile Group is the leader in the Chilean financial system, both in terms of business volume as well as earnings. The Group has a market share of 20.7% in deposits and 22.6% in loans, 11.3% in pensions and 21.1% in mutual funds.

The Group is the only one that provides the full range of products and services in the country. Its dominant position in most financial businesses, financial soundness, large customer base (1.6 million banking customers) and number of branches (370, the largest in Chile) and cash dispensers (1,100) gives it strong competitive advantages.

Santander Group | January - December 2003  38

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Analysis by business areas

Economic growth accelerated in 2003 (to around 3.5%) and interest rates (average of 3.4%, 0.60 points lower than the average in 2002) and inflation (1.1%) came down. The peso strengthened by 1% against the euro between 31.12.02 and 31.12.03, but depreciated strongly (17%) in average exchange rate terms. The country risk premium was below 100 points at the end of 2003. The economy is expected to improve further in 2004.

Santander Chile completed in April 2003 the operational and technological merger begun in August 2002. The new bank (called Santander Santiago) has focused on optimizing the business base and market shares, improving the composition of assets (with a greater emphasis on the more profitable retail segments) and customer spreads. As well as strengthening business capacity, the merger is producing significant cost savings.

Extraordinary provisions for loan losses were made during 2003 and added to those of the fourth quarter of 2002. These provisions amounted to EUR 98.5 million in 2003. Despite these provisions, net attributable income increased 6.4% to EUR 243.5 million (+23.4% at constant exchange rates). Retail Banking generated 82% (EUR 199.1 million) of this income.

Net basic revenue dropped 4.0% (at constant exchange rates), despite the 17.8% growth in fees and commissions (once the impact of exchange rates is eliminated). Costs, as a result of downsizing arising from the merger, were 7.4% lower (at constant exchange rates).

The efficiency ratio improved by 0.6 points to 41.0% and ROE stood at 22.6%. The NPL ratio was 4.70% and coverage stood at 103%.

Net attributable income in the fourth quarter was 17% higher than in the third quarter at EUR 77.6 million. The increase was due to a significant growth in revenues (net interest revenue and net fees and commissions).

Puerto Rico

The Group is one of the three largest financial entities in Puerto Rico, with a market share of 10.2% in loans and 9.1% in deposits. It has 70 branches, 140 cash dispensers and more than 300,000 customers. It is also the second largest player in asset management.

Economic growth was moderate in 2003. GDP growth was estimated at around 1.7% in the fiscal year, and interest rates were much lower (1.2% average).

The Group concentrated on repositioning Banco Santander Puerto Rico in order to achieve further growth in various activities, particularly in the segment of medium-sized companies (+1.8%) and mortgages (+37%, discounting securitized assets and purchase of portfolios). Another priority area is the recovery of past due loans and bad debts. The income statement is beginning to reflect the success of the measures taken. Net attributable income was EUR 28.1 million, 132.6% higher than in 2002 (149.2% excluding the exchange rate effect). Net basic revenue increased 19.4% in local currency. The efficiency ratio was 61.5% and the recurrence ratio 36.1%. The NPL ratio was 2.66% and coverage 96%.

Net attributable income in the fourth quarter was EUR 2.6 million (EUR 7.1 million in the third quarter).

Venezuela

Banco de Venezuela is the country’s second largest bank by business volume (market shares of 12.4% in deposits and 14.9% in loans) and the first in asset quality among the big banks. It has 250 branches and around two million customers.

Although the economy improved during 2003, it ended the year in recession (-10%), with inflation of 27% and average interest rates – which declined during 2003 – of 19.7% at the end of the year. Exchange controls have been in force since February 2003, with the currency fixed at 1,598 bolivars per dollar.

Management in Venezuela, conditioned by the climate of recession and political uncertainty, focused on strengthening net basic revenue, through growth in business volumes (basically with current customers), preserving credit risk quality, an active pricing policy and boosting revenue from commissions. The number of branches and employees has also been adjusted and costs and investments contained. This strategy maintained credit risk quality at adequate levels (NPL ratio of 5.7% and coverage of 153%).

Net attributable income dropped 35.2% to EUR 107.9 million (+6.8% eliminating the exchange rate effect). Retail banking generated 90% of net attributable income. Net basic revenue increased 27.2% (excluding the exchange rate effect), higher than the rise of general expenses (+5.1% at constant exchange rates). The efficiency ratio was 43.3% and the recurrence ratio 48.6%. ROE stood at 36.1%.

Net attributable income in the fourth quarter was EUR 26.4 million, down from EUR 24.4 million in the third quarter.

Other countries

The strategic focus in Bolivia and Uruguay continued to be risk reduction, downsizing and generating liquidity. Bolivia’s net attributable income was EUR 8.9 million (EUR 11.6 million in 2002) and Uruguay made a loss of EUR 37.1 million (-EUR 65.4 million in 2002).

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In Colombia the improved environment led the Group to halt its scaling back in the country in order to focus again (and very prudently) on selective business growth. Net income in Colombia was EUR 24.8 million, up from EUR 12.0 million in 2002.

In the fourth quarter of 2002 we sold our retail banking business in Peru and now concentrate on pensions, where our market share is 27%. This business generated net attributable income of EUR 19.3 million in 2003 (EUR 29.1 million in 2002).

Santander Group | January - December 2003  40

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Analysis by business areas

Asset Management and Private Banking

Million euros			Variation

	2003	2002	Amount	(%)

Income statement Net interest revenue	93.6	114.3	(20.7)	(18.09)

Net fees and commissions	677.1	721.3	(44.2)	(6.13)

Basic revenue	770.7	835.6	(64.9)	(7.77)

Trading gains	28.1	34.2	(6.2)	(18.00)

Net operating revenue	798.7	869.8	(71.1)	(8.17)

Personnel and general expenses	(351.4)	(364.8)	13.4	(3.66)

a) Direct	(333.8)	(344.3)	10.5	(3.05)

Personnel expenses	(211.7)	(209.8)	(1.9)	0.91

General expenses	(122.1)	(134.5)	12.4	(9.24)

b) Assigned	(17.6)	(20.5)	2.8	(13.91)

Depreciation	(29.4)	(28.0)	(1.5)	5.18

Other operating costs	(1.3)	(0.6)	(0.6)	103.58

Net operating income	416.6	476.4	(59.8)	(12.55)

Income from equity - accounted holdings	69.5	48.7	20.8	42.72

Net provisions for loan - losses	(4.1)	(4.2)	0.1	(1.50)

Other income	(6.3)	(38.7)	32.3	(83.62)

Income before taxes	475.6	482.2	(6.6)	(1.37)

Net consolidated income	336.8	331.3	5.5	1.66

Net attributable income	319.6	327.0	(7.4)	(2.26)

			Variation

	2003	2002	Amount	(%)

Balance sheet Loans	1,548.7	1,448.8	99.8	6.89

Government securities	4.5	11.0	(6.5)	(59.11)

Due from banks	6,036.1	6,732.2	(696.1)	(10.34)

Investment securities	845.3	701.7	143.6	20.47

Other assets	521.5	571.9	(50.4)	(8.82)

Total Assets / Liabilities	8,956.0	9,465.6	(509.6)	(5.38)

Customer deposits / REPOs	6,136.2	7,216.8	(1,080.6)	(14.97)

Debt securities	—	—	—	—

Subordinated debt	—	—	—	—

Due to banks	1,405.6	893.7	512.0	57.29

Other liabilities	821.2	835.4	(14.2)	(1.70)

Capital assigned	593.0	519.7	73.3	14.11

Other managed funds (off - balance sheet)	18,387.1	14,583.9	3,803.3	26.08

Mutual funds	14,735.2	11,603.9	3,131.3	26.98

Pension funds	104.3	72.2	32.1	44.53

Managed portfolios	3,547.7	2,907.8	639.9	22.00

Customer funds	24,523.4	21,800.7	2,722.7	12.49

Total managed funds	27,343.2	24,049.5	3,293.7	13.70

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The fourth quarter of 2003 was the best one of the year for Asset Management and Private Banking in terms of income. This continued the path of improvement quarter by quarter begun at the start of the year. Net attributable income for the fourth quarter was EUR 85.8 million, 21.2% higher than in the same period of 2002. Net attributable income for the whole year, however, was EUR 319.6 million, 2.3% lower than in 2002 because of the impact of the depreciation of Latin American currencies. Without this, growth would have been double digit. This performance was backed by the good management of the different business units which managed more than EUR 100,000 million.

Asset Management in Spain. Two aspects defined the management in 2003: leadership in capturing mutual funds and growth in revenues and market shares.

We captured more than EUR 6,000 million in net terms, leading the growth in the mutual funds sector in Spain and consolidating our leadership (market share of 28%). We were of the European leaders in 2003 by growth. The 15.5% increase was due to two factors: the success of campaigns for innovative guaranteed funds and the strong demand for high value added products (alternative management, real estate funds and controlled risk funds). The rise in these new generation funds, with a higher spread and a greater return for the customer, and adequate management of the product mix, enabled us to recover business spreads (+3.1 basis points in the average commission), making us the leader in Spain by commissions growth and lifting our market share of revenue to over 29%.

Of note was the performance of Santander Alternative Investment, which groups together management activities with a philosophy of absolute returns and controlled risk. Its funds already surpass EUR 6,300 million. We also remained the leader in real estate funds in Spain (close to EUR 1,900 million), with two-thirds of the market.

Asset Management in Latin America. The Group manages more than EUR 24,000 million of mutual and pension funds (+14.6% because of the strong growth in local currency). This growth, together with adequate management of revenues and costs, fuelled the rise in earnings in local currency, but the sharp appreciation of the average exchange rate of the euro in 2003 reduced the area’s contribution to Group income.

Private Banking. Banco Banif consolidated the strategy implemented at the end of 2002 which enabled it to reassert its leadership of Spain’s private banking market. Its position, focused on customers with more than EUR 150,000, is based on global advisory services (financial, asset, corporate and real estate) and launching novel and high value added products.

Advice and substantial specialization in mutual funds resulted in growth of 26% in balances, higher than the market’s pace. The business drive increased the number of targeted customers by 15%, with growth of 20% in balances. Along with containment of costs, this increased net operating income and net attributable income above 50%.

The main development in International Private Banking was the acquisition of the Latin American business of the private banking arm of Royal Bank of Scotland – Coutts (USA) International and Coutts Securities Inc. - with the consequent contribution of clients, bankers and managed assets. This purchase and the good performance of our own business (+19% in managed funds in US dollar terms) pushed up net operating income by 29% in US dollar terms (+7.5% in euros, because of the dollar’s slide).

Insurance: In Spain, the Group completed the reorganization of its activities, following the increased participation in individual insurance business (the stake in Santander Central Hispano Seguros y Reaseguros increased to 100%) and the sale of the portfolio of collective life assurance. This sale, agreed in the fourth quarter of 2003, allows the Group to focus the selling of individual insurance products through its banking network, channelling the business of collective retirement savings towards employment pension plans.

Santander Central Hispano Seguros y Reaseguros increased its premium income by 122% to EUR 172 million. Income doubled to EUR 30 million and the contribution to Group earnings (including commissions paid to the distribution networks) rose 142% to EUR 98 million.

In Latin America, insurance business continued the positive trend in contributing to earnings. Of note in Brazil was the high volume of premium income generated (EUR 171 million) and Mexico’s business drive (+30% in premium income in local currency).

Assets under management in Spain

Million euros	Amount	Market share	% var. o/

	2003	(%)	2002

Mutual funds and investment companies	60,725		15.2

Mutual funds	56,350	28.0	15.5

of which: real estate mutual funds	1,866	66.2	19.3

Individual pension funds	5,768	18.7	13.7

Other	1,566		(19.2)

Total	68,059		13.9

Santander Group | January - December 2003  42

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Analysis by business areas

Global Wholesale Banking

Million euros			Variation

	2003	2002	Amount	(%)

Income statement
Net interest revenue	379.0	455.1	(76.0)	(16.71)

Net fees and commissions	330.8	326.0	4.8	1.48

Basic revenue	709.8	781.0	(71.2)	(9.12)

Trading gains	76.3	(6.0)	82.2	—

Net operating revenue	786.1	775.1	11.0	1.42

Personnel and general expenses	(373.7)	(399.1)	25.4	(6.36)

a) Direct	(295.0)	(314.9)	19.9	(6.33)

Personnel expenses	(197.2)	(218.2)	21.0	(9.63)

General expenses	(97.7)	(96.7)	(1.1)	1.11

b) Assigned	(78.7)	(84.2)	5.5	(6.48)

Depreciation	(27.3)	(29.8)	2.4	(8.20)

Other operating costs	(1.8)	(1.3)	(0.5)	38.32

Net operating income	383.2	344.9	38.3	11.11

Income from equity - accounted holdings	(4.0)	(1.7)	(2.3)	130.46

Net provisions for loan - losses	(43.3)	(65.4)	22.1	(33.80)

Other income	(30.3)	(18.9)	(11.4)	60.25

Income before taxes	305.7	258.9	46.8	18.06

Net consolidated income	229.0	176.9	52.1	29.42

Net attributable income	225.6	176.3	49.2	27.93

			Variation

	2003	2002	Amount	(%)

Balance sheet
Loans	16,356.9	19,350.7	(2,993.8)	(15.47)

Government securities	4,869.6	6,142.9	(1,273.3)	(20.73)

Due from banks	26,244.8	33,160.0	(6,915.2)	(20.85)

Investment securities	6,406.4	5,615.0	791.4	14.10

Other assets	8,209.6	5,504.5	2,705.1	49.14

Total Assets / Liabilities	62,087.3	69,773.1	(7,685.8)	(11.02)

Customer deposits / REPOs	20,430.2	24,542.3	(4,112.1)	(16.76)

Debt securities	508.5	1,227.5	(719.1)	(58.58)

Subordinated debt	32.4	32.4	0.0	0.00

Due to banks	20,477.1	22,050.2	(1,573.1)	(7.13)

Other liabilities	19,073.5	20,153.2	(1,079.7)	(5.36)

Capital assigned	1,565.7	1,767.4	(201.8)	(11.42)

Other managed funds (off - balance sheet)	1,034.0	902.4	131.7	14.59

Mutual funds	441.7	391.4	50.3	12.86

Pension funds	575.6	488.7	86.8	17.77

Managed portfolios	16.8	22.3	(5.5)	(24.57)

Customer funds	22,005.1	26,704.6	(4,699.5)	(17.60)

Total managed funds	63,121.3	70,675.4	(7,554.1)	(10.69)

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Global Wholesale Banking generated net attributable income of EUR 225.6 million, 27.9% more than in 2002. The year-on-year growth in fourth quarter income was higher, confirming the trend of prior quarters. The basic priorities of management were increasing the capacity to generate recurrent income, improvement in efficiency and optimum use of capital. Of note were fees and commissions which represented 89% of the area’s costs (82% in 2002) and the improvement of 4 percentage points in the efficiency ratio.

This clear progress reflects the first results from the implementation during 2003 of a new business model to strengthen and optimize relations with corporate clients at the global level. The global management model puts greater emphasis on developing value added products and integrating into teams investment banking product specialists, leveraging our extensive presence.

Global Corporate Banking continued to perform well, despite the impact of lower interest rates. On the one hand, active management of prices increased the average spread on loans in Spain by 9.3 basis points over 2002 and, on the other, crossed selling of value added products spurred recurrent revenue. This, together with tight control of costs, prudence in granting loans and reduced needs for loan-loss provisions, produced double digit growth in net attributable income.

Global Investment Banking took advantage of the difficult situation in the markets during 2003 to reinforce its leading position in the natural markets where it operates, improve revenues and significantly cut costs. As a result, net operating income and net atributable income almost doubled those in 2002.

Corporate Finance had a very positive year. Of note was M&A activity in Spain, which was ranked among the top spots in league tables (first in Thomson Financial in the first nine months in terms of volume and the number of transactions announced). Among the operations closed during the fourth quarter were the advisory services provided to SEPI in the privatization of Musini, to Sacyr in the acquisition of ENA and to Entel in the purchase of the wind power assets of Unión Fenosa.

Santander Central Hispano Bolsa continued to be the leader in equity brokerage in Spain, with a market share of 11.2% (16.3% including Banesto Bolsa). Our broker-dealer in Portugal was ranked second with a market share of 15.2%. In ordinary Latin American shares and ADRs we were ranked second and seventh (market shares of 23.7% and 6.1%, respectively). Our analysis department did well: second best broker in Spain and

Portugal according to Thomson Extel and first in small- and medium-sized cap companies; third best broker for Latin America according to the Institutional Investor and second in the ranking of Latin Finance. Of note in the equity capital markets was the placement of preferred shares of Endesa and Unión Fenosa, which made up for the lack of significant operations in the primary market.

Structured Financing had a good year. Particularly noteworthy was the design and structuring of the financing of the acquisition of ENA (EUR 1,600 million) and arranging the purchase of from electricity companies of “tariff deficit” rights (EUR 1,400 million).

In Custody, we strengthened our leadership in three main areas: resident clients, with an improved position as the depository entity of Collective Investment Schemes, both those linked to and separate to the Group; non-residents, with significant new clients such as JPMorgan Chase and SIS SEGA Intersettle; and in services to issuers, increasing the range of products.

Treasury had a good year in the professional markets and particularly in customer related activity, with new strategies integrated into the area’s new global management model.

In Spain, activity with corporate and institutional clients was strengthened, and new strategies implemented to increase the placement of treasury products via the banking network. We consolidated our leadership position in trading by Senaf (leaders with a 9.6% market share in 2003) and in warrants (second with 33.1% of premiums in the same period). Santander also became the first member in Spain of the Chicago Board of Trade electronic market. Treasury activity in Portugal continued to focus on business with customers, mainly hedging of exchange rates and interest rates, taking advantage of the synergies with Madrid treasury.

In New York, most of the activity centered on the trading of sovereign and corporate debt and Latin American currencies. New measures were taken to make the best use of the Group’s experience in local Latin American markets.

In Latin America, Brazil’s treasury activity continued to improve thanks to the upturn in the Brazilian economy. In Mexico, we continued to be the leading trader of fixed income and derivatives and were ranked first among the Bank of Mexico’s market makers. Our market share in the currency market was 20%. In Chile, we have a significant presence especially in derivate products with local institutional clients and in the trading of spot currency (first with a 17.6% market share).

Santander Group | January - December 2003  44

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Analysis by business areas

Financial Management and Equity Stakes

Million euros			Variation

	2003	2002	Amount	(%)

Income statement
Net interest revenue (excluding dividends)	(434.5)	(660.3)	225.7	(34.19)

Dividends	321.8	386.0	(64.1)	(16.62)

Net interest revenue	(112.7)	(274.3)	161.6	(58.92)

Net fees and commissions	11.4	9.9	1.5	14.96

Basic revenue	(101.3)	(264.4)	163.1	(61.68)

Trading gains	217.6	128.5	89.0	69.30

Net operating revenue	116.2	(135.9)	252.1	—

Personnel and general expenses	(114.6)	(69.2)	(45.3)	65.49

a) Direct	(108.9)	(63.2)	(45.7)	72.42

Personnel expenses	(16.8)	(19.7)	2.9	(14.67)

General expenses	(92.1)	(43.4)	(48.6)	112.00

b) Assigned	(5.7)	(6.1)	0.4	(6.70)

Depreciation	(59.4)	(99.0)	39.5	(39.94)

Other operating costs	(4.5)	33.9	(38.3)	—

Net operating income	(62.3)	(270.2)	208.0	(76.96)

Income from equity - accounted holdings	258.7	162.4	96.3	59.33

Net provisions for loan - losses	(212.7)	115.9	(328.6)	—

Other income	1,615.8	626.6	989.2	157.89

Accelerated goodwill amortization	(1,719.2)	(702.9)	(1,016.3)	144.59

Income before taxes (cash-basis*)	(119.6)	(68.3)	(51.3)	75.21

Net consolidated income (cash-basis*)	128.6	123.8	4.8	3.89

Net attributable income (cash-basis*)	(237.9)	(264.6)	26.7	(10.10)

(*).- Before ordinary goodwill amortization

			Variation

	2003	2002	Amount	(%)

Balance sheet
Government securities, Bank of Spain certificates and others	22,204.2	14,805.1	7,399.0	49.98

Investment securities	21,910.8	10,002.8	11,908.0	119.05

Goodwill	7,379.5	9,950.1	(2,570.7)	(25.84)

Liquidity lent to the Group	23,986.1	17,847.1	6,139.1	34.40

Capital assigned to Group areas	15,629.5	14,334.4	1,295.1	9.03

Other assets	13,770.1	12,600.1	1,170.0	9.29

Total Assets / Liabilities	104,880.2	79,539.6	25,340.6	31.86

REPOs	23,393.2	13,438.4	9,954.8	74.08

Debt securities	26,499.0	17,285.9	9,213.1	53.30

Subordinated debt	9,445.4	10,796.1	(1,350.7)	(12.51)

Preferred stock	3,984.4	4,916.8	(932.4)	(18.96)

Other liabilities	24,360.9	16,379.7	7,981.2	48.73

Group capital and reserves	17,197.3	16,722.7	474.6	2.84

Other managed funds (off - balance sheet)	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds	39,580.2	34,144.1	5,436.1	15.92

Total managed funds	104,880.2	79,539.6	25,340.6	31.86

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Financial Management and Equity Stakes acts as the Group’s holding company, managing all capital and reserves, assigning capital and liquidity to the rest of businesses on the basis of the criteria set out on page 25 of this report.

The cost of the liquidity via the transfer of funds to different businesses is done at the short-term market rate, which in 2003 was 2.31% (3.28% in 2002).

This area also incorporates centrally managed businesses (such as equity stakes), financial management, allowances (such as amortization of goodwill and country risk) and businesses being launched or wound down. As a result, this area covers a wide range of centralized activities, which can be divided into three sub areas:

•
Equity Stakes: this centralizes the management of equity stakes in financial and industrial companies. The net attributable income of financial stakes in Europe was 66.2% lower than in 2002 at EUR 331.7 million. This was because capital gains from the sale of stakes were much lower in 2003 (0.88% of Royal Bank of Scotland) whereas in 2002 1.5% of Société Générale was sold in the first half and 3% of Royal Bank of Scotland in the fourth quarter. These sales were reflected in a lower contribution to earnings, as well as reduced dividends.

At the end of 2003, the unrealized capital gains in equity stakes were estimated at EUR 1,500 million.

The net attributable income from industrial stakes was 47.1% lower than in 2002 at EUR 378.5 million.

The reduction was largely due to the lower capital gains generated in 2003 (in 2002 23.5% of Dragados and 24.5% of Vallehermoso were sold); however, revenue before capital gains and costs was 99.8% higher, largely due to lower financial costs.

The following stakes were sold in the fourth quarter of 2003: 5.99% of Antena 3TV (20.21% in the whole year), 0.40% of Vodafone, 25.3% of Home Mart and 19% of Multi-Selva.

Investments during the fourth quarter amounted to EUR 908.9 million, because of the purchase of a further 12.13% of Cepsa.

The Group continued its strategy of balancing the negative contribution from companies being developed with the positive contribution of companies generating income and distributing dividends. The Group realizes capital gains from the sale of stakes when the circumstances are right.

At the end of 2003, unrealized capital gains are estimated at EUR 2,100 million.

•
Financial management: manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO) portfolio of the parent bank and the issues and securitizations that meet the Group’s liquidity and equity needs.

The performance of interest rates and exchange rates, negative for retail business, is partly offset by the positions of the ALCO portfolio and structural exchange rates. Centralized management of exchange rates and of the ALCO portfolio contributed EUR 355 million to net operating revenue.

This area includes the cost of hedging capital in Latin America, which amounted to EUR 169 million in 2003.

The area also manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments. In addition there are certain specific allocations of a centralized nature (the parent bank’s pension), country risk and early amortization of goodwill.

Financial stakes in Europe

Million euros			Variation

	2003	2002	Amount	(%)

Income statement
Contribution to results (*)	242.3	285.8	(43.5)	(15.22)

Financing costs	(82.5)	(146.6)	64.1	(43.73)

Revenue	159.9	139.3	20.6	14.79

Operating costs	(2.3)	(2.3)	0.0	(1.63)

Realized capital gains and other	125.2	979.2	(854.1)	(87.22)

Income before taxes	282.7	1,116.2	(833.5)	(74.67)

Net attributable income	331.7	980.2	(648.5)	(66.16)

(*) Dividends and income from equity-accounted holdings included.

Santander Group | January - December 2003  46

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Analysis by business areas

Equity stakes

Million euros			Variation

	2003	2002	Amount	(%)

Income statement
Contribution to results (*)	356.9	271.4	85.5	31.50

Financing costs	(85.5)	(135.6)	50.1	(36.92)

Revenue	271.3	135.8	135.6	99.84

Operating costs	(17.9)	(17.5)	(0.4)	2.06

Realized capital gains and other	196.7	713.9	(517.1)	(72.44)

Income before taxes	450.2	832.1	(381.9)	(45.90)

Net attributable income	378.5	716.2	(337.6)	(47.14)

(*) Dividends and income from equity-accounted holdings included.

This means that its contribution to earnings is always negative. The figure was EUR 925.6 million negative in 2003 (EUR 1,214.6 million negative in 2002).

•
Projects underway/wound down: Also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2003, the main business included is development of the Partenón project.

The total income statement of the area thus includes different positive and negative items:

•	The positive trading gains were the result of reduced
provisions, gains from some sales and positive exchange rate differences.

•	Income from equity-accounted holdings, before deducting dividends, declined because of the sale of equity stakes between the two periods.

•	Other income reflects in 2003 the capital gains from the sale of industrial and financial stakes already commented in other parts of this report.

•	The capital gains from this sale were offset by early amortization of goodwill.

•	Lastly, the dividends paid on preferred shares are recorded in minority interests.

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The share

The Santander Central Hispano share price performed better in 2003 than the average for both the Spanish and European markets. It rose 43.6% to EUR 9.39, compared to an increase of 28.2% for the Ibex-35 and 15.7% for the Dow Jones Euro Stoxx 50 over the same period.

The Santander Group’s market capitalization in 2003 rose by EUR 13,590 million to EUR 44,775 million.

At the end of 2003, Santander’s capitalization was the largest among banks in Spain and the 11th in the world.

Shareholder remuneration

Santander Central Hispano paid on November 1 its second interim dividend of EUR 0.0775 per share, charged to 2003 earnings. This was 3.16% higher than the equivalent dividend in November 2002.

The Board approved the payment of a third interim dividend of EUR 0.0775 per share as of February 1 2004, as well as a fourth one of EUR 0.070408 as of May 1 2004.

With payment of the fourth dividend, which if approved by the Annual General Meeting will be the last for 2003, the total dividend will be 5% higher than that charged to 2002 earnings.

As a result, shareholders continued to enjoy a high dividend yield of 4.14% based on the average price in 2003.

Trading

The total number of shares traded in 2003 was 11,362 million (EUR 83,271 million), EUR 9,965 million more than in 2002, making the SAN share the most traded banking stock in Spain.

The number of futures contracts traded on Santander Central Hispano shares in 2003 was 3.52 million and the number of options was 2.18 million. The total number of derivatives contracts on SAN shares represented 18.1% of the total traded in the MEFF equities market.

The Santander Group trades its share on the four Spanish stock markets, Lisbon, Milan, Buenos Aires and New York.

Shareholder base

The number of shareholders at the end of 2003 was 1,075,733, 16,460 fewer than in 2002.

There were no capital increases during 2003. The bank’s capital stock is represented by 4,768,402,943 shares. The average investment per shareholder, based on the year-end price, was EUR 41,623.1 and 4,432.7 shares.

Residents of Spain hold 45% of the capital and non-residents 55%. Individuals hold 34.18% of the shares and corporate entities 65.82%.

Santander Group | January - December 2003  48

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The Santander Central Hispano share

31.12.2003

Shareholders and trading data Shareholders (number)	1,075,733

Shares outstanding (number)	4,768,402,943

Average daily turnover (no. of shares)	45,446,461

Share liquidity (no. of shares traded during the period / no. of shares) (%)	238

euros

Dividend per share First interim dividend (01.08.03)	0.0775

Second interim dividend (01.11.03)	0.0775

Third interim dividend (01.02.04)	0.0775

Fourth interim dividend (01.05.04)	0.0704

Price movements during 2003 Beginning (30.12.02)	6.54

High	9.44

Low	5.00

Last (30.12.03)	9.39

Market capitalization (millions)	44,775.3

Per share data Net attributable income (cash-basis*)	0.6571

Net attributable income	0.5475

Book value	3.85

Price / Book value (X)	2.44

P/E ratio (cash-basis*) (X)	14.29

P/E ratio (X)	17.15

(*).- Before ordinary goodwill amortization

Comparative performance of share price

December 30, 2002 to December 30, 2003

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www.gruposantander.com

Investor Relations
Plaza de Canalejas, 1
28014 Madrid (Spain)
Tel. 3491 558 19 86 • 3491 558 10 31 • 3491 558 20 40 • 3491 558 13 70
Fax: 3491 558 14 53 • 3491 522 66 70
www.gruposantander.com/inversores
www.gruposantander.com/investor

Legal Head Office: Pº de Pereda, 9-12. Santander. Spain • Tel.: 34942 20 61 00
Operational Head Office: Pl. de Canalejas, 1. Madrid. Spain • Tel.: 3491 558 11 11

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ITEM 2

ACTIVITY AND RESULTS

Year 2003

January 26, 2004

Grupo Santander

Santander Central Hispano cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

Note.- The information in this document, as we went to press, was being audited and there could be some changes. However, the consolidated accounts have been drawn up on the basis of generally accepted accounting principles and criteria.

2

Agenda

Group performance in 2003. Results and activity

Performance by business areas in 2003

Our vision and aspirations for 2004

3

2003, a good year for the Santander Group

Record net attributable income: EUR 2,611 million

We recovered the growth path in earnings: +16%

Firm progress in our business activity

Improvement in profitability, efficiency and financial solvency

Goodwill amortization of EUR 2,242 million. Banespa’s goodwill is fully amortized

Launch and development of strategies and projects that aim at securing our future growth

We took solid steps forward in our competitive positioning during 2003

4

2003 Group results: impact of exchange rates and of lower loan-loss provisions

Millions euros	Jan-Dec 2003	% var. o/ Jan-Dec'02	% var. excl. ER

Net interest revenue	7,958	-15.0	-1.2

Net fees and commissions	4,171	-2.8	+7.2

Basic revenue	12,129	-11.1	+1.4

Trading gains	999	+180.4	+177.8

Net operating revenue	13,128	-6.3	+5.9

Personnel + general expenses	-6,478	-11.5	-0.7

Net operating income	5,721	+2.8**	+16.6

Net provisions*	-1,504	-10.6	+7.4

Income before taxes (cash-basis)	4,624	+11.0	+22.7

Net attributable income (cash-basis)	3,133	+7.9	+19.3

Group net attributable income	2,611	+16.2	+30.9

(*) Includes loan-loss provisions, accelerated goodwill amortization, Group transactions and other income (**) Var. Q1: -12.6%; Var. H1: -7.4%; Var. Jan-Sep.: -1.3%	5

All time record net attributable income, improving 2002 figures every quarter ...
Million euros

on a cash-basis: EUR 3,133 million

6

... as well as business volumes due to the business drive

(*)	Gross loans excluding securitizations	7
(**)	Total customer funds, both on- and off-balance sheet (mutual and pension funds and managed portfolios)

The increase in net attributable income was generated by the Group's most recurring business...
Million euros

Note:	The transfer of Argentina's country-risk is not included in loan-loss provisions	8

...which produced a significant improvement in revenues on a quarterly basis, while operating costs remained flat...
Million euros

:	9

... and greater stability in loan-loss provisions
Million euros

(*)	Deducting the transfer of Argentina’s country-risk, allocated in “other funds”	10

Net provisions* fell due to lower provisions for loan-losses.
The rise in Group earnings is not based on extraordinary income

	Jan-Dec	Jan-Dec
Million euros	2003	2002

Net loan-loss provisions**	-1,278	-1,648
Transfer of Argentina’s special prov.	+218	–
Argentina country-risk	-218	–
Capital gains and other income	+1,492	+670
Accelerated goodwill amortization	-1,719	-703
	-1,504	-1,681

(**) Exchange rate impact: -EUR 281 million

(*)	Includes loan-loss provisions, accelerated goodwill amortization, Group transactions and other income	11

Group results and activity improved the efficiency and profitability ratios

12

Capital strength reinforced by high unrealized capital gains

Million euros

(*)	Excluding the impact of the amortization of preferred shares	13

Lower goodwill and better composition

Million euros

14

Improved NPL and coverage ratios supported by all business areas

15

Agenda

Group performance in 2003. Results and activity

Performance by business areas in 2003

Our vision and aspirations for 2004

16

GROUP results. Detail by business areas
Million euros and % o/ 2002

Net operating income 5,721; +2.8%	Net attributable income 2,611; +16.2%

Note.- Data in brackets: in US$		17
(*)	Before ordinary goodwill amortization
(**)	Lower losses if positive

Excellent performance of EUROPEAN RETAIL BANKING
% Var. year-on-year

Key elements

Higher revenues and lower costs

Every quarter of 2003 was better than the same quarter of 2002

Activity. Strong business drive with continuous improvement in growth rates

18

European Retail Banking. Detail
Million euros and % var. o/ 2002

Net operating income	Net attributable income
3,329; +18.5%	1,762; +12.5% [IBT: +17%]

19

European Retail Banking: an efficient model adapted to each market
Increase 2003 / 2002

Higher revenues with stable costs

20

European Retail Banking: steady growth in earnings
Net operating income. % var. year-on-year

21

Activity: growth focused on strategic products

Increase Dec. 2003 / Dec. 2002

(*)	Average monthly balances, including securitization	22

In SPAIN, outperforming the market and accelerating

% var. year-on-year (average monthly balances, retail banking)

(*)	Securitization included	23
(**)	Demand deposits + time deposits + mutual funds + pension plans (EPSVs included)

The Group also increased its market share in revenues in
mutual funds and bancassurance

(*)	Includes real estate funds. Source: INVERCO	24

In PORTUGAL, outperforming the market in a recession (GDP: -1%)

25

CONSUMER FINANCE IN EUROPE: increased activity with
stable spread and NPLs under control

(*) Net operating revenue les loan-loss provision / earning assets	26

Total Latin America*. Increased activity in the second half
of 2003. Impact on recurring revenues

(*)	Retail Banking + Global Wholesale Banking + Asset Management & Private Banking	27
(**)	IPAB excluded

BRAZIL
Million US$

28

Brazil. Improvement in the business mix based on the "retail banking take-off" and the capacity to generate commissions
Million reales

Lending: +9.5%	Net commissions: +10%

29

MEXICO
Million US$

(*)	Net cons. inc.:-12.9% (excluding impact of BoA minority interests)	30
(**)	Equivalent to last year's quarters (excluding BoA minority interests)

Mexico. Sharp growth in loans in all segments and strong
spurt in fees and commissions
Million Mexican pesos

Note: lending does not include IPAB’s promissory notes	31

Chile
Million US$

Key elements

- Recovery of net attributable income after the merger
- Selective growth in the most profitable segments
- Increase in net fees and commissions
- Excellent performance in costs and profitability

Net attributable income

Million US$	**275**
Var. o/2002	**+27.5%**

Net operating revenue

216
38
179
245
46
199
230
24
206
244
23
221
Markets
Clients
Q1'03
Q2'03
Q3'03
Q4'03

Net attributable income

39
71
74
91
Q1'03
Q2'03
Q3'03
Q4'03

32

Chile. Still weak performance of business volumes due to the merger, but strong boost in fees and commissions
Billion Chilean pesos

33

ASSET MANAGEMENT AND PRIVATE BANKING
Million euros

(*) Commission charged by the depositary entity not included Data in brackets: exchange rate effect excluded	34

GLOBAL WHOLESALE BANKING
Million euros

35

Summary by business areas

Europe

Santander: recovery of growth path and market share

Banesto: high growth business model

Portugal: strong in key products

Consumer Finance: growing area

Latin America

Better economic environment

Focus on business relaunch in the second half of the year

Good performance of funds, insurance and International Private Banking

Global Wholesale Banking: recovery of growth and activity

36

Agenda

Group performance in 2003. Results and activity

Performance by business areas in 2003

Our vision and aspirations for 2004

37

Vision for 2004

We foresee a better economic environment

We will continue the strong business drive in Europe

In Latin America, the more stable economic environment will enable business to grow and the quality of our results to improve

Greater contribution from global businesses

We are currently developing projects in all areas to facilitate the Group's growth in the medium term

And all of this without dropping our guard in operating costs, risks and capital

38

Europe in 2004

Growth drivers: increased average balances in order to exploit the rise in the yield curve slope

High pace of activity which will continue in 2004. A motor in top gear

Loans in Spain: balance at end of 2003 more than 10% higher than average balance

Mutual funds in Spain: balance at end of 2003 more than 7% higher than average balance

Specific projects included in the I06 Plan to promote revenues

39

Latin America in 2004

Growth drivers: emphasis on retail business

Brazil: focus on loans, cards and insurance. Expansion of customer base

Mexico: Increased number of individual customers, focus on loans and promotion of transactions with companies

Chile: focus on SMEs and individual clients. Means of payment. Excellence in efficiency and productivity

Regional commission-generating projects in Latin America

Means of payment

Insurance	Foreign trade

Cash-management	Mutual funds

40

Relación con Inversores y Analistas
Plaza de Canalejas, 1. 28014 Madrid (Spain)
Tel. 91 558 19 86 – 91 558 10 31 – 91 558 20 40 – 91 558 13 70
Fax: 91 558 14 53 – 91 522 66 70
www.gruposantander.com/inversores
www.gruposantander.com/investor

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: January 28, 2004	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President